As Filed With The Securities and Exchange Commission On November 8, 2000

                                                             File Nos. 333-36260
                                                                        811-5301

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

      Pre-Effective Amendment No. 1              |X|
      Post-Effective Amendment No.               |_|

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

        Amendment No.        37                  |X|

                        (Check appropriate box or boxes.)

                               VARIABLE ACCOUNT I
                           (Exact Name of Registrant)

                           AIG Life Insurance Company
                               (Name of Depositor)

                      600 King Street, Wilmington, DE 19801
         (Address of Depositor's Principal Executive Offices) (Zip Code)

                                 (302) 594-2987
               (Depositor's Telephone Number, including Area Code)

                             Kenneth D. Walma, Esq.
                           AIG Life Insurance Company
                                 One Alico Plaza
                           Wilmington, Delaware 19899
                     (Name and Address of Agent for Service)

      Copies to:

      Michael Berenson, Esq.            and   Ernest T. Patrikis, Esq.
      Jorden Burt Boros Cicchetti             American International Group, Inc.
      Berenson & Johnson LLP                  70 Pine Street
      1025 Thomas Jefferson Street, N.W.      New York, NY  10270
      Washington, DC  200007-0805

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

It is proposed that this filing will become effective (check appropriate box)

___immediately upon filing pursuant to paragraph (b) of Rule 485
___on _________ pursuant to paragraph (b) of Rule 485
___ 60 days after filing pursuant to paragraph (a)(i) of Rule 485
___on ______ pursuant to paragraph (a)(i) of Rule 485
___ on _____ pursuant to paragraph (a)(ii) of Rule 485

If appropriate, check the following box:

___ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered:  Group Immediate Variable Annuity Contract

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

                                     PART A

                                   PROSPECTUS

                               ____________, 2000

                    GROUP IMMEDIATE VARIABLE ANNUITY CONTRACT

                                    issued by

                           AIG LIFE INSURANCE COMPANY

                                   through its

                               VARIABLE ACCOUNT I

This prospectus describes a single premium immediate variable annuity contract offered to individuals within groups. The minimum initial premium is $20,000. Additional premium is not accepted. Please read this prospectus carefully before investing and keep it for future reference.

The description of the contract in this prospectus is fully applicable to your certificate and the word "contract" includes any such certificate.

The contract is available as a qualified contract, such as an individual retirement annuity contract funded with rollovers from tax-qualified plans, and as a non-qualified contract funded with money from any source.

The contract provides several options for annuity payments beginning on the Income Start Date. You select the annuity option at the time of purchase and annuity payments must begin within 12 months from the Contract Date.

The contract has eight investment options to which you can allocate your money - seven variable investment options and one fixed investment option. The fixed investment option is part of our general account and, if chosen, your annuity payments will each be the same amount. If you select a variable annuity payment, your periodic payments will change depending on the investment performance of the portfolios you select. You bear the investment risk. The variable investment options are portfolios of the Universal Institutional Funds, Inc. ("Universal Funds") managed by Morgan Stanley Asset Management.

To learn more about the contract, you can obtain a copy of the Statement of Additional Information ("SAI") dated ________________, 2000. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The table of contents of the SAI appears on the last page of this prospectus. For a free copy of the SAI, call us at (877) 299-1724 or write to us at AIG Life Insurance Company, Attention: Variable Products, One Alico Plaza, 600 King Street, Wilmington, Delaware 19801.

In addition, the SEC maintains a website at http://www.sec.gov that contains the prospectus, SAI, materials incorporated by reference and other information that we have filed electronically with the SEC.

Variable annuities involve risks, including possible loss of principal or reduced income. They are not a deposit of any bank or insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The SEC has not approved or disapproved of the contract or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

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                                TABLE OF CONTENTS
================================================================================

DEFINITIONS.....................................................................

SUMMARY OF THE CONTRACT.........................................................

FEE TABLES......................................................................

CONDENSED FINANCIAL INFORMATION.................................................

INVESTMENT OPTIONS..............................................................

CHARGES AND DEDUCTIONS..........................................................

THE CONTRACT....................................................................

ANNUITY PAYMENTS................................................................

ACCESS TO YOUR MONEY............................................................

DEATH BENEFIT...................................................................

PERFORMANCE.....................................................................

TAXES...........................................................................

OTHER INFORMATION...............................................................

FINANCIAL STATEMENTS............................................................

APPENDIX........................................................................

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION........................


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================================================================================
                                   DEFINITIONS
================================================================================

We have capitalized certain terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

Annuitant - The person you designate whose life determines the duration of annuity payments involving life contingencies. The Annuitant is usually the owner of the contract, but in some circumstances the owner may not be the Annuitant. Certain annuity options under the contract permit a Joint Annuitant.

Annuity Unit - An accounting unit of measure used to calculate annuity payments after the Income Start Date.

Assumed Investment Return - The net investment return that will cause variable annuity payments to remain level. The Assumed Investment Return is used in calculating the initial and subsequent variable annuity payments.

Contract Anniversary - An anniversary of the date we issued your contract.

Contract Date - The date your contract is issued and becomes effective.

Contract Year - Each twelve-month period beginning on the Contract Date.

Income Change Date - The date on which the amount of variable annuity payments changes. Income Change Dates occur as specified in your contract.

Income Start Date - The date on which annuity payments begin. You choose this date when you purchase the contract. It must be the first day of a month and cannot be later than 12 months after the Contract Date.

Valuation Date - Each day that the New York Stock Exchange is open for trading.

Valuation Period - The period between the close of business on any Valuation Date and the close of business for the next succeeding Valuation Date.


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================================================================================
                             SUMMARY OF THE CONTRACT
================================================================================

The summary provides a brief overview of the significant features of the contract. You can find additional information later in the prospectus, in the SAI, and in the contract. The prospectus applies principally to the variable investment options and related aspects of the contract. The fixed investment option is discussed under the heading "Fixed Investment Option."

Purpose

The single premium immediate variable annuity contract provides annuity payments for the life of the Annuitant, and, under certain options, the life of a Joint Annuitant. You may select from a number of annuity payment options. Certain options provide a guaranteed minimum number of years of annuity income. You may choose to receive annuity payments on a variable basis, a fixed basis, or a combination of fixed and variable.

Type of Contract

If you are eligible, you may purchase the contract as an individual retirement annuity ("IRA") with contributions rolled-over from tax-qualified plans such as 401(k) Plans, 403(b) Plans or IRAs. You may also purchase the contract as a non-tax qualified retirement plan for an individual.

Purchase of the Contract

The minimum amount to purchase a contract is $20,000. We reserve the right to reject payments in excess of limits we establish from time to time. In general, we will not issue a contract to anyone who is over age 80, but reserve the right to increase or decrease that age.

The Investment Options

On your application you may allocate your premium to our variable account to provide a variable annuity. Our variable account is divided into subaccounts, seven of which are offered under the contract. Each of the seven subaccounts invests exclusively in shares of a specific portfolio of the Universal Funds. The portfolios currently offered are:

Equity Growth Portfolio                   Money Market Portfolio
Fixed Income Portfolio                    Technology Portfolio
International Magnum Portfolio            Value Portfolio
Mid Cap Growth Portfolio

Allocating part or all of your premium to a subaccount means you have elected to be paid, at least in part, by a variable annuity. The amount of your variable annuity payment will increase or decrease depending on the investment performance of the subaccounts you selected. You bear the investment risk for amounts allocated to a subaccount.

You can also allocate all or part of your premium to the general account and receive a fixed annuity payment. Under this option, the periodic amount you receive will not change, unless you make a partial withdrawal as permitted by certain annuity options we may offer.


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

Charges and Deductions

The company does not deduct a sales load from your premium, but does deduct the following charges in connection with the contract. For additional information, see "Charges and Deductions."

Mortality and Expense Risk Charge. We deduct a daily charge from the assets of each subaccount for mortality and expense risks. The maximum charge is 1.25% per annum based on each subaccount's average daily net assets.

Premium Tax Charge. We assess a premium tax charge as compensation for any premium tax we incur related to the contract. We deduct the charge from your premium if we incur or will incur a premium tax. We reserve the right to deduct this charge when due or at anytime thereafter.

Transaction Charges

Partial Withdrawals: Annuity options 6, 7, 13 and 14 offer partial withdrawal rights. Each of these annuity options has a guaranteed annuity payment period. We do not currently charge for this benefit, but we reserve the right to assess a charge of up to $200 at the time of a withdrawal.

Complete Surrenders: Annuity options 8 through 14 offer complete surrender rights within eighteen months of the Contract Date. There is a $200 transaction charge at surrender.

Other Expenses. The management fees and other expenses of the portfolios are paid by the portfolios and are reflected in the net asset values of the portfolios' shares.

Right to Examine Contract

You may cancel your contract within ten days after receiving it (or longer if your state requires). We will refund your premium, adjusted for investment performance, except in those states that require a return of premium without regard to investment performance.

Contacting the Company

You can contact us at the following address and phone number: AIG Life Insurance Company, Attention: Variable Products, One Alico Plaza, 600 King Street, Wilmington, Delaware 19801, (877) 299-1724.

================================================================================
                                   FEE TABLES
================================================================================

Maximum Owner Transaction Expenses

Sales Load..................................................................None
Partial Withdrawal Charge(1)(3).............................................$200
Charge for Surrender(2)(3)..................................................$200
Transfer Fee (after twelve in a Contract Year)(4)............................$10

Variable Account Annual Expenses (as a percentage of average account value)

Mortality and Expense Risk Charge..........................................1.25%


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

(1) We do not currently impose a charge for partial withdrawals, which are only permitted under annuity options 6, 7, 13 and 14. However, we reserve the right to assess a transaction charge of up to $200 at the time of a withdrawal.

(2) Surrender rights are available for annuity options 8 through 14. The charge is assessed if you surrender your contract as permitted during the first eighteen months from the Contract Date.

(3) For the amount available when you make a partial withdrawal or a surrender, see "Computing the Partial Withdrawal Amount" and "Computing the Surrender Value." For tax consequences, see "Tax Treatment of Distributions - Qualified Contracts" and "Tax Treatment of Distributions - Non-Qualified Contracts."

(4) We do not currently impose a charge on transfers among the subaccounts or to the fixed account although we reserve the right to impose a fee of $10 per transfer after the first 12 transfers during a Contract Year.

                            Annual Portfolio Expenses
                           After Waivers/Reimbursement
                     (as a percentage of average net assets)

                                           Management    Other      Total Annual
                                             Fees(1)   Expenses(1)    Portfolio
                                                                     Expenses(2)

Equity Growth Portfolio                       0.29%       0.56%         0.85%
Fixed Income Portfolio                        0.14%       0.56%         0.70%
International Magnum Portfolio                0.29%       0.87%         1.16%
Mid Cap Growth Portfolio (annualized)         0.00%       1.05%         1.05%
Money Market Portfolio                        0.08%       0.47%         0.55%
Technology Portfolio (annualized)             0.00%       1.15%         1.15%
Value Portfolio                               0.18%       0.67%         0.85%

(1) Management fees and other expenses are based on the expenses outlined in the prospectus for the Universal Institutional Funds.

(2) Total annual portfolio expenses for the following portfolios before waivers and reimbursement by Morgan Stanley Asset Management for the year ended December 31, 1999, were as follows:

      Equity Growth Portfolio                 0.55%       0.56%         1.11%
      Fixed Income Portfolio                  0.40%       0.56%         0.96%
      International Magnum Portfolio          0.80%       0.87%         1.67%
      Mid Cap Growth Portfolio (annualized)   0.75%       7.31%         8.06%
      Money Market Portfolio                  0.30%       0.47%         0.77%
      Technology Portfolio (annualized)       0.80%      11.77%        12.57%
      Value Portfolio                         0.55%       0.67%         1.22%


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

================================================================================
                        CONDENSED FINANCIAL INFORMATION
================================================================================

Historical accumulation unit values are not included because no contracts have been issued using the subaccounts described in this prospectus.

================================================================================
                               INVESTMENT OPTIONS
================================================================================

Variable Investment Options

Variable Account I

Our board of directors authorized the organization of the variable account in 1986. The variable account is maintained pursuant to Delaware insurance law and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). However, the SEC does not supervise the management or the investment practices of the variable account.

We own the assets in the variable account and use them to support the variable portion of your contract and other variable annuity contracts described in other prospectuses. The variable account's assets are separate from our other assets and are not chargeable with liabilities arising out of any other businesses we conduct. Income, gains or losses, whether or not realized, are credited to or charged against the subaccounts of the variable account without regard to income, gains or losses arising out of any of our other businesses. As a result, the investment performance of each subaccount of the variable account is entirely independent of the investment performance of our general account and of any other of our variable accounts.

The variable account is divided into subaccounts, each of which invests in shares of a different portfolio of a mutual fund. The variable account maintains subaccounts that are not available under the contract. We may, from time to time, and in our sole discretion, add, remove or close subaccounts to new premium or transfers if marketing needs, tax or regulatory considerations or investment conditions warrant. No substitution of shares of one portfolio for another will be made until you have been notified and we have complied with legal requirements. If deemed to be in the best interest of persons having voting rights under the contract, the variable account may be operated as a management company under the 1940 Act, may be deregistered under that Act in the event such registration is no longer required, or may be combined with one or more other variable accounts.

The Fund and Its Portfolios

Universal Funds is a mutual fund registered with the SEC. It has additional portfolios that are not available under the contract. As the fund's investment adviser, Morgan Stanley Asset Management may compensate us for providing administrative services in connection with the portfolios of the fund offered under the contract. Such compensation will be paid from its assets.

You should carefully read the Universal Funds' prospectus before investing. It is attached to this prospectus and contains detailed information regarding management of the portfolios, investment objectives, investment advisory fees, and other charges. The prospectus also discusses the risks involved in investing in the portfolios. Below is a summary of the investment objectives of the portfolios available under the contract. There is no assurance that any of these portfolios will achieve its stated objectives.

Universal Institutional Funds, Inc.


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

Equity Growth Portfolio seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of medium and large capitalization companies. Its adviser seeks to maximize long-term capital appreciation by investing primarily in the equity securities of U.S. and, to a limited extent, foreign companies that exhibit strong or accelerating earnings growth. The universe of eligible companies generally includes those with a market capitalization of $1 billion or more. The adviser emphasizes individual security selection and may focus the portfolio's holdings within the limits permissible for a diversified fund.

Fixed Income Portfolio seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified mix of dollar denominated investment grade fixed income securities, particularly U.S. government, corporate and mortgage securities. The portfolio ordinarily will maintain an average weighted maturity in excess of five years. The portfolio may invest opportunistically in non-dollar denominated securities and below investment grade securities; and it may use futures, swaps and other types of derivatives in managing the portfolio.

International Magnum Portfolio seeks long-term capital appreciation by investing primarily in equity securities of non-U.S. issuers domiciled in EAFE countries. EAFE countries include Japan, most nations in Western Europe and the more developed nations of Asia, such as Hong Kong and Singapore. However, the portfolio also may invest up to 5% of its assets in countries not included in the EAFE Index, including emerging market countries. Its adviser seeks to achieve superior long-term returns by creating a diversified portfolio of undervalued international equity securities. To achieve this goal, the adviser uses a combination of strategic geographic asset allocation and fundamental, value oriented stock selection.

Mid Cap Growth Portfolio seeks long-term capital growth by investing primarily in common stocks of companies with a capitalization in the range of companies included in the S&P MidCap 400 Index (currently $500 million to $6 billion). Its adviser focuses on companies that demonstrate one or more of the following characteristics: high earnings growth rates, growth stability, rising profitability and the ability to produce earnings that consistently beat market expectations.

Money Market Portfolio seeks to maximize current income and preserve capital while maintaining high levels of liquidity. Its adviser and Morgan Stanley Dean Witter Advisors Inc., as its sub-adviser, seek as high a level of current income as is consistent with preservation of capital while maintaining liquidity by investing in money market instruments with effective maturities of 397 days or less. In selecting investments, the adviser and subadviser seek to maintain a share price of $1.00 per share.

Technology Portfolio seeks long-term capital appreciation by investing primarily in equity securities of companies that its adviser expects to benefit from their involvement in technology and technology-related industries. The adviser seeks to maximize long-term capital appreciation by identifying significant long-term technology trends and by investing primarily in companies the adviser believes are positioned to benefit materially from these trends.

Value Portfolio seeks above-average total return over a market cycle of three to five years by investing primarily in common stocks of companies with an equity capitalization greater than $2.5 billion. The portfolio focuses on stocks that are undervalued in comparison with the stock market as a whole, as measured by the S&P 500 Index. The portfolio may purchase stocks that do not pay dividends. The portfolio may invest, to a limited extent, in foreign equity securities.

Fixed Investment Option

Premium you allocate to the fixed investment option goes into our general account. The general account is not registered with the SEC. The general account is invested in assets permitted by state insurance law. It is made up of all of our assets other than assets attributable to our variable accounts. Unlike our variable account assets, assets in the general account are subject to claims of contract owners like you, as well as claims made by our other creditors.


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

To the extent that you allocate premium or transfer amounts into the fixed investment option, we guarantee that the amount of the annuity payments you receive will be unaffected by investment performance.

================================================================================
                             CHARGES AND DEDUCTIONS
================================================================================

Mortality and Expense Risk Charge

As part of our calculation of the value of Annuity Units during the income phase, we deduct the mortality and expense risk charge on a daily basis. The mortality and expense risk charge is equal, on an annual basis, to a percentage of the daily value of the variable portion of your contract. We may offer different rates to different groups, based upon our assessment of the risks that are involved. Once the charge is established it will not change for the group. The maximum rate we will charge any group is 1.25%. The charge compensates us for the expenses of administering the contract, for assuming the risk that we will have to make annuity payments for longer than we anticipate and for assuming the risk that current charges will be insufficient in the future to cover the costs associated with the contract. If the charges under the contract are not sufficient, we will bear the loss. If the charges are sufficient, we will keep the balance of this charge as profit.

Transaction Charges

Partial Withdrawals. Annuity options 6, 7, 13 and 14 offer partial withdrawal rights. We do not currently charge for this benefit, but we reserve the right to assess a charge of up to $200 at the time of a withdrawal.

Complete Surrenders. Annuity options 8 through 14 offer complete surrender rights within eighteen months of the Contract Date. There is a $200 transaction charge at surrender.

For the amount available when you make a withdrawal or surrender, see "Computing the Partial Withdrawal Amount" and "Computing the Surrender Value."

Premium Taxes

We will deduct from your premium any premium tax imposed on us by the state or locality where you reside. Premium taxes currently imposed on the contract by various states range from 0% to 1% of premium for qualified contracts and from 0% to 3.5% of premium for non-qualified contracts. In addition, some local governments may also levy a premium tax. These taxes are deducted from your premium in determining the amount of income.

Income Taxes

Although we do not currently deduct any charge for income taxes or federal deferred acquisition cost taxes (also referred to as DAC taxes) attributable to your contract, we reserve the right to do so in the future.

Fund Expenses

There are deductions from and expenses paid out of the assets of the various portfolios. These charges are described in the prospectus for the Universal Funds and are summarized in the fee table.

Reduction of Certain Charges and Additional Amounts Credited


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

We may charge a mortality and expense risk charge that is lower than the maximum charge, reduce or eliminate transaction charges or lower the minimum single premium requirement when the contract is sold to groups of individuals under circumstances which reduce our sales, administrative, or any other expenses or mortality risks. We may also vary the initial monthly annuity rate per $1 of premium. Any variation in charges under the contract will reflect differences in costs, services or risks, and will not be unfairly discriminatory. We will determine the eligibility of such groups by considering factors such as:

      (1)   the size and nature of the group;

      (2)   the total amount of premium we expect to receive from the group;

      (3) any other circumstances which we believe to be relevant in determining whether reduced sales, administrative or any other expenses or mortality risks may be expected.

Any reduction or elimination may be withdrawn or modified by us.

================================================================================
                                  THE CONTRACT
================================================================================

General Description

An annuity is a contract between you, as the owner, and a life insurance company. The contract provides guaranteed income in the form of annuity payments beginning on the Income Start Date you select which must be within 12 months after the Contract Date.

The contract is called a variable annuity because you can allocate your money among variable investment options. Each subaccount of our variable account invests in shares of a corresponding portfolio of a mutual fund. Depending on market conditions, the various portfolios may make or lose money. If you allocate money to the portfolios, the amount of the variable annuity payments you receive will depend on the investment performance of the portfolios you select.

The contract also has a fixed investment option that is part of our general account. Each annuity payment you receive from the fixed portion of your contract will be for the same amount and will not vary with investment performance. However, a fixed annuity payment will vary according to any partial withdrawal you make as permitted by certain annuity options we may offer.

Purchasing a Contract

The minimum investment for both qualified and non-qualified contracts is $20,000. We may refuse any premium. In general, we will not issue a contract to anyone who is over age 80, but we reserve the right to lower or increase this age for new contracts.

Allocation of Premium

When you purchase a contract, you will tell us how to allocate your premium among the investment options. At the time of application, we must receive your premium before the contract will be effective. We will issue your contract and allocate your premium within two business days. If you do not give us all the necessary information we need to issue the contract, we will contact you to obtain it. If we are unable to complete this process within five business days, we will send your money back unless you authorize us to keep it until we get all the necessary information.


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

Right to Examine Contract

If you change your mind about owning this contract, you can cancel it within ten days after receiving it (or longer if required by state law) by mailing it back to us at AIG Life Insurance Company, Attention: Variable Products, One Alico Plaza, 600 King Street, Wilmington, Delaware 19801. You will receive the value of your contract calculated on the day we receive your request, which may be more or less than the money you invested. No charges will be deducted, however you bear the investment risk during that time.

In certain states or if you purchase your contract as an individual retirement annuity, we may be required to return your premium. If you cancel your contract during the right to examine period, we will return to you an amount equal to your premium.

Transfers Among Investment Options

You can transfer a portion of your premium that is allocated to provide variable annuity payments and reallocate them among the investment options by written request or by telephone. We reserve the right to charge $10 per transfer after the first 12 transfers in a Contract Year. You may not make transfers from the fixed investment option to a variable investment option, but you may make transfers from the variable investment options to the fixed investment option or to other variable investment options.

The minimum amount you can transfer is $50 per month of income. Your transfer request must clearly state which investment options are involved and the amount of the transfer.

We will accept transfers by telephone from you, your representative or anyone else designated by you. Neither we nor Universal Funds will be liable for following telephone instructions we reasonably believe to be genuine or for any loss, damage, cost or expense in acting on such instructions. We have in place procedures to provide reasonable assurance that telephone instructions are genuine.

We reserve the right to modify, suspend or terminate the transfer provisions at any time. In particular, in order to prevent excessive use of the exchange privilege that may potentially disrupt the management of the Universal Funds and increase transaction costs we reserve the right to reject telephone exchange requests placed by any one person on behalf of more than one contract and require that they be submitted by U.S. mail.

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                                ANNUITY PAYMENTS
================================================================================

Generally

Beginning on the Income Start Date, you will receive periodic annuity payments. You may choose to receive annuity payments that are fixed, variable, or a combination of fixed and variable. We make annuity payments on a monthly, quarterly, semiannual, or annual basis.

You select the Income Start Date, which must be the first day of a month and must be within 12 months after the Contract Date. Annuity payments must begin by the Annuitant's 80th birthday. If a state requires that annuity payments begin prior to such date, we will comply with those requirements.


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

Annuity Options

The contract offers the fourteen annuity options described below, but certain of these options may not be available to all groups. We may make other annuity options available subject to our discretion. If your annuity payments would be less than $100 a month, we have the right to change the frequency of your payment so that the payments are at least $100.

We will make annuity payments to you unless, in the case of non-qualified contracts only, you designate another person to receive them. In that case, you must notify us in writing at least fifteen days before the Income Start Date. You will remain fully responsible for any taxes related to the annuity payments.

Annuity options 6, 7, 13 and 14 have partial withdrawal rights. Annuity options 8 through 14 have surrender rights. For additional information about these rights, see "Partial Withdrawal Rights" and "Complete Surrender of the Contract (Redemption)." For tax consequences, see "Tax Treatment of Distributions - Qualified Contracts" and "Tax Treatment of Distributions - Non-Qualified Contracts."

Option 1 - Life Annuity

Under this option, we will make annuity payments as long as the Annuitant is alive. Annuity payments stop when the Annuitant dies.

Option 2 - Life Annuity With a Guaranteed Number of Years

This option is similar to option 1 above with the additional guarantee that payments will be made for a particular number of years. Under this option, if the Annuitant dies before all guaranteed payments have been made, the rest will be paid to the beneficiary for the remainder of the period.

Option 3 - Joint and Survivor Annuity

Under this option, we will make annuity payments as long as either the Annuitant or Joint Annuitant is alive. Upon the death of the Annuitant, we will continue to make annuity payments so long as the Joint Annuitant is alive, however the amount of the remaining annuity payments will be a percentage of the amount that was payable while the Annuitant was alive. If your contract is issued as an individual retirement annuity, payments under this option will be made only to you as Annuitant.

Option 4 - Joint and Survivor Annuity With a Guaranteed Number of Years

This option is similar to option 3 above with the additional guarantee that payments will be made for a particular number of years. Under this option, if both the Annuitant and the Joint Annuitant die before all guaranteed payments have been made, the rest will be paid to the beneficiary for the remainder of the period.

Option 5 - Life Annuity With Cash Refund

Under this option, we will make annuity payments as long as the Annuitant is alive. If the Annuitant dies before receiving aggregate annuity payments at least equal to the premium paid less any premium tax, the difference will be paid to the beneficiary in a lump sum.

Option 6 - Life Annuity With a Guaranteed Number of Years (partial withdrawal rights)

This option is similar to option 2 above with the additional benefit of partial withdrawal rights.

Option 7 - Joint and Survivor Annuity With a Guaranteed Number of Years (partial withdrawal rights)

This option is similar to option 4 above with the additional benefit of partial withdrawal rights.

Option 8 - Life Annuity (surrender rights)

This option is similar to option 1 above with the additional benefit of surrender rights. Under this option, we will make annuity payments as long as the Annuitant is alive. Annuity payments stop when the Annuitant dies.

Option 9 - Life Annuity With a Guaranteed Number of Years (surrender rights)

This option is similar to option 8 above with the additional guarantee that payments will be made for a particular number of years. Under this option, if the Annuitant dies before all guaranteed payments have been made, the rest will be paid to the beneficiary for the remainder of the period.

Option 10 - Joint and Survivor Annuity (surrender rights)

This option is similar to option 3 above with the additional benefit of surrender rights. Under this option, we will make annuity payments as long as either the Annuitant or Joint Annuitant is alive. Upon the death of the Annuitant, we will continue to make annuity payments so long as the Joint Annuitant is alive, however the amount of the remaining annuity payments will be a percentage of the amount that was payable while the Annuitant was alive.

Option 11 - Joint and Survivor Annuity With a Guaranteed Number of Years (surrender rights)

This option is similar to option 10 above with the additional guarantee that payments will be made for a particular number of years. Under this option, if both the Annuitant and the Joint Annuitant die before all guaranteed payments have been made, the rest will be paid to the beneficiary for the remainder of the period.

Option 12 - Life Annuity With Cash Refund (surrender rights)

This option is similar to option 5 above with the additional benefit of surrender rights. Under this option, we will make annuity payments as long as the Annuitant is alive. If the Annuitant dies before receiving aggregate annuity payments at least equal to the premium paid less any premium tax, the difference will be paid to the beneficiary in a lump sum.

Option 13 - Life Annuity With a Guaranteed Number of Years (partial withdrawal and surrender rights)

This option is similar to option 2 above with the additional benefit of partial withdrawal and surrender rights

Option 14 - Joint and Survivor Annuity With a Guaranteed Number of Years (partial withdrawal and surrender rights)

This option is similar to option 4 above with the additional benefit of partial withdrawal and surrender rights.

Annuity Units

Upon receiving your single premium, we calculate the number of Annuity Units associated with each annuity payment as determined by our currently used annuity rate factors. The Annuity Unit value for each portfolio will vary from one Valuation Period to the next based on the investment experience of the assets in the portfolio and the deduction of certain charges and expenses. The SAI contains an explanation of how Annuity Units are valued.

Determination of the Initial Annuity Payment

The following factors determine the amount of the first annuity payment:

o the portion of the premium allocated to provide variable annuity payments and the Assumed Investment Return;
o the portion of the premium allocated to provide fixed annuity payments and prevailing fixed interest rates;
o     the age and sex of the Annuitant (and Joint Annuitant, if any);
o     the annuity option selected;
o     the frequency of annuity payments;
o     the deduction of applicable premium taxes; and
o     the time period from the Contract Date to the Income Start Date.

Determination of Subsequent Variable Annuity Payments

On each Income Change Date, we will recalculate the variable annuity payments to reflect the performance of the investment options you chose after the investment performance is adjusted by the Assumed Investment Return. We determine the dollar amount of the variable annuity payment as follows. The portion of the first annuity payment funded by a particular subaccount is divided by the Annuity Unit value for that subaccount as of the Contract Date. This establishes the number of Annuity Units provided by each subaccount for each subsequent variable annuity payment.

The number of Annuity Units for each subaccount will generally remain constant, subject to the following exceptions:

o If you make a partial withdrawal, as permitted under annuity options 6, 7, 13 and 14, the number of Annuity Units will decrease during the guaranteed period, but will be restored after the guaranteed period ends.

o     If you transfer value from one investment option to another.

o Upon the first to die where a joint and survivor annuity option (less than 100%) was selected.

The number of Annuity Units for each subaccount is multiplied by the Annuity Unit value for that subaccount for the Valuation Date for which the payment is being calculated. The sum of these figures for all the subaccounts in which you invest establishes the dollar amount of the variable annuity payment.

The variable annuity payments will remain level until the next Income Change Date. Subsequent variable annuity payments may be more or less than the previously calculated variable annuity payments depending on whether the net investment performance of the selected investment options is greater than or less than the Assumed Investment Return.

On the Income Start Date and each Income Change Date thereafter, we will calculate the amount of money necessary to make expected payments until the next Income Change Date. We will transfer that amount to our general account.

Assumed Investment Return

The amount of the annuity payments provided by the portion of the premium allocated to provide variable income depends on the assumption made about future investment performance after the deduction of the mortality and expense risk charge and the portfolio expenses. This assumption is called the Assumed Investment Return ("AIR"). The AIR not only determines the initial level of income, but also how future investment performance affects annuity payments. Generally, the AIR used is 5%, but on occasion another AIR, for example 3.5%, may be offered to certain groups.

A higher AIR will result in a larger initial payment, but future increases in the annuity payment will be smaller than with a lower AIR. If net performance for a year (that is, after deducting all charges) is exactly equal to the AIR, the level of the variable annuity payment will not change. If the net performance is less than the AIR, annuity payments will decrease. If the net performance is more than the AIR, annuity payments will increase. For example, payments based on a 5% AIR would mean a higher initial payment, but payments would increase more slowly in a rising market and decline more rapidly in a falling market. Payments based on a 3.5% AIR would mean a lower initial payment, but payments would increase more rapidly in a rising market and decline more slowly in a falling market.

================================================================================
                              ACCESS TO YOUR MONEY
================================================================================

Generally

Depending on the annuity option you select, there are three ways to receive money under your contract:

      1. You may receive annuity payments according to the annuity option you select.

      2. If you select annuity option 6, 7, 13 or 14, each of which guarantees that payments will be made for a certain period of time regardless of whether you live or die, you may elect to receive a portion of the present value of the variable annuity payments remaining in the guaranteed period as long as your continuing periodic payment is at least $100.

      3. If you select any one of annuity options 8 through 14, you may completely surrender your contract for its surrender value within eighteen months after the Contract Date.

Partial Withdrawal Rights

If you select annuity option 6, 7, 13 or 14, at any time after the right to examine period has ended, you may request a partial withdrawal from your contract. Partial withdrawals are only available under annuity options 6, 7, 13 or 14, which are either a single or joint life annuity with payments guaranteed for a minimum number of years (referred to as the guaranteed period). Partial withdrawals are available under both the variable and the fixed payouts for these annuity options. To effect a partial withdrawal, the contract must be in force, the guaranteed period must not have expired, and you must meet the minimums described below. Only one partial withdrawal is permitted during any Contract Year. The minimum partial withdrawal amount is $5,000. The remaining periodic annuity payments after the partial withdrawal must be at least $1,200 on an annualized basis.

Partial Withdrawals Reduce Your Payment During the Guaranteed Period

If you make a partial withdrawal you will still receive a periodic payment, but it will result in a reduction of the remaining periodic payments during the guaranteed period. After the guaranteed period, the amount of the annuity payments will be unaffected by any prior partial withdrawal, but we will make annuity payments only as long as the

Annuitant is alive in the case of a single life annuity option and as long as either the Annuitant or the Joint Annuitant is alive in the case of a joint life annuity option.

You tell us how much to reduce the annuity payments during the remaining guaranteed period. We will compute the partial withdrawal payment based on the reduction. Unless you tell us otherwise, we will first reduce the variable component and then the fixed component to the extent needed to meet the requested amount. Since the amount of annuity payments changes on the next Income Change Date, the reduction in annuity payments due to the partial withdrawal (but not the payment of the partial withdrawal amount) will be delayed until that time.

Computing the Partial Withdrawal Amount

If you make a partial withdrawal, we will calculate your partial withdrawal lump sum amount based on the amount by which you reduce your periodic payments. In processing your partial withdrawal request, we determine the amount to be paid to you in a three-part process. First, we determine the amount resulting from a reduction in the variable component of the annuity payment for the remaining annuity payments during the guaranteed period beginning after the next Income Change Date. We calculate this amount using the Annuity Unit value next computed after we receive your request and the current number of Annuity Units for each subaccount as the present value of the reduction in annuity payments using the AIR. Second, we determine the amount resulting from a reduction in the fixed component of the annuity payments for the remaining annuity payments during the guaranteed period beginning after the next Income Change Date. We calculate this amount as the present value of the reduction in annuity payments using an interest rate that reflects the current interest rate environment. We use the commutation interest rate, which is determined each time an amount is allocated to the fixed component, plus the change in the 10 Year Constant Maturity U.S. Treasuries since the allocation was made. If more than one allocation has been made to the fixed component, then we will use a last in-first out accounting method. Third, we deduct a partial withdrawal charge, if any. Currently there is none, but we reserve the right to charge $200 for each partial withdrawal.

Example of Computing a Partial Withdrawal: Suppose you have chosen to receive a life annuity with ten years guaranteed with a 100% variable annuity payment. You have been receiving monthly payments for five years and your last monthly payment was for $1,000. You tell us you want to make a partial withdrawal by reducing your monthly payment to $100. Since the guaranteed period has five years left, we will determine the present value of your five-year reduction and pay that out to you. Your $100 monthly payment is still subject to a variable payout, and could go up or down. Suppose that during the next five years your investment selections have done well, and at the end of the period you are receiving $150, so that your payment has increased by 50% (this is hypothetical and no representation is made as to actual performance). When the guaranteed period is over, you would begin to receive $1,500 per month rather than $1,000 per month (representing the same 50% gain on amounts not withdrawn). However, poor investment results would have the opposite result and reduce your monthly income.

Complete Surrender Of The Contract (Redemption)

If you select any one of annuity options 8 through 14, at any time within eighteen months after the Contract Date you may request a complete surrender of your contract. It is available under both the variable and the fixed payouts under these annuity options. To effect a complete surrender the contract must be in force and the primary Annuitant must be alive. A complete surrender is not available after eighteen months from the Contract Date.

If you surrender your contract, we will pay you a lump sum amount. You will receive no other payments.

Computing the Surrender Value

If you surrender your contract, we determine the amount to be paid to you in a four-part process. First, we determine the amount of the variable component of the remaining annuity payments after the next Income Change Date. We calculate this amount using the Annuity Unit value next computed after we receive your request and the current number of Annuity Units for each subaccount as the present value using the AIR and the mortality rates used to initially determine annuity payments. Second, we determine the present value of variable payments through the next Income Change Date as the present value of those payments using the AIR and the mortality rates used to initially determine annuity payments. Third, we determine the amount attributable to the fixed component of the annuity payments. We calculate this amount as the present value of all future income using an interest rate that reflects the current interest rate environment and the mortality rates used to initially determine annuity payments. We use the commutation interest rate, which is determined each time an amount is allocated to the fixed component, plus the change in the 10 Year Constant Maturity U.S. Treasuries since the allocation was made. Finally, we deduct the $200 charge.

Example of Computing a Complete Surrender: Suppose you have chosen to receive a life annuity and a 100% variable annuity payout and that your last monthly payment was $1,000, and you then requested a complete surrender within 18 months of your Contract Date. We would calculate the present value of the Annuity Units we would expect to pay over your lifetime, using the AIR and mortality tables, and pay you that amount, less the $200 transaction charge. You would receive no further benefits.

Deferment of Payments

We may delay making fixed annuity payments, including partial withdrawals and surrenders, for up to six months subject to state law. We will credit interest to you during that period.

We may suspend or postpone making variable annuity payments, including partial withdrawals and surrenders, and processing transfer requests for an undetermined period of time when:

o the New York Stock Exchange is closed (other than weekend and holiday closings);
o     trading on the New York Stock Exchange is restricted;
o an emergency exists such that disposal of or determination of the value of shares of the portfolios is not reasonably practicable;
o     the SEC by order so permits for the protection of investors.

================================================================================
                                  DEATH BENEFIT
================================================================================

Death Prior to Income Start Date

If no Annuitant or Joint Annuitant is alive on the first Income Start Date, the contract will be canceled and we will pay you a refund equal to your premium, adjusted for any investment performance and any accumulated interest.

If your contract is a joint and survivor annuity and either you or the Joint Annuitant die before the first Income Start Date, we will adjust the annuity income so that it equals what would have been paid under a single life annuity issued to the survivor. This will usually result in greater annuity income.

Death of Owner After the Income Start Date

If you are not the Annuitant, and if your death occurs on or after the Income Start Date, no death benefit will be payable under the contract. Any guaranteed payments remaining unpaid will continue to be paid to the Annuitant pursuant to the annuity option in force at the date of your death. If the contract is not owned by an individual, the Annuitant shall be treated as the owner.

Death of Annuitant After the Income Start Date

If an Annuitant dies after the Income Start Date, the remaining payments, if any, will be as specified in the annuity option in effect when the Annuitant died. We will require proof of the Annuitant's death. The remaining benefit, if any, will be paid to the beneficiary at least as rapidly as under the method of distribution in effect at the Annuitant's death. If you were not the Annuitant and no beneficiary survives the Annuitant, we will pay any remaining benefit to you.

================================================================================
                                   PERFORMANCE
================================================================================

Occasionally, we may advertise certain performance information concerning one or more of the subaccounts, including average annual total return and yield information. A subaccount's performance information is based on its past performance only and is not intended as an indication of future performance.

Average annual total return is based on the overall dollar or percentage change in value of a hypothetical investment. When we advertise the average annual total return of a subaccount, it reflects changes in the portfolio share price, the automatic reinvestment by the subaccount of all distributions, and the deduction of contract charges. Average annual total return is the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period.

When we advertise the yield of a subaccount, we will calculate it based upon a given thirty-day period. The yield is determined by dividing the net investment income earned by the subaccount during the period by the value of the subaccount on the last day of the period.

When we advertise the performance of the money market subaccount, we may advertise the yield or the effective yield in addition to the average annual total return. The yield of the money market subaccount refers to the income generated by an investment in that subaccount over a seven-day period. The income is then annualized (i.e., the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment). The effective yield is calculated similarly but when annualized the income earned by an investment in the money market subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment during a 52-week period.

Average annual total return at the variable account level is lower than at the underlying portfolio level since it is reduced by the mortality and expense risk charge. Similarly, yield and effective yield at the variable account level are lower than at the portfolio level because they are reduced by the mortality and expense risk charge.

Performance information for a subaccount may be compared in reports and advertising to:

      (1) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, indices measuring corporate bond and government security prices as prepared by Lehman Brothers, Inc. and Salomon Brothers, or other indices measuring performance of a pertinent group of securities so that investors may compare a portfolio's results with those of a group of securities widely regarded by investors as representative of the securities markets in general;

      (2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets), or tracked by other ratings services, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria;

      (3) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the contract; and

      (4) indices or averages of alternative financial products available to prospective investors, including the Bank Rate Monitor which monitors average returns of various bank instruments.

================================================================================
                                      TAXES
================================================================================

Introduction

The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. This discussion is based on current law and interpretations, which may change. For a discussion of federal income taxes as they relate to the funds, please see the accompanying fund prospectuses. No attempt is made to consider any applicable state or other tax laws. We do not guarantee the tax status of your contract.

Annuity Contracts in General

The Internal Revenue Code (the "Code") provides special rules regarding the tax treatment of annuity contracts. Generally, you will not be taxed on the earnings in an annuity contract until you take the money out. Different rules apply depending on how you take the money out and whether your contract is qualified or non-qualified, as explained below.

If you do not purchase your contract under a retirement arrangement entitled to favorable federal income tax treatment, your contract is referred to as a non-qualified contract. If you purchase your contract under a retirement arrangement entitled to favorable federal income tax treatment, your contract is referred to as a qualified contract.

Tax Treatment of Distributions -- Qualified Contracts

If you purchase your contract under a tax-favored retirement plan or account, your contract is referred to as a qualified contract. Examples of qualified plans or accounts are:

o     Individual Retirement Annuities ("IRAs");
o     Roth IRAs;
o Tax Deferred Annuities (governed by Code Section 403(b) and referred to as "403(b) Plans");
o     Keogh Plans; and
o Employer-sponsored pension and profit sharing arrangements such as 401(k) plans.

Withdrawals in General

Generally, with the exception of a Roth IRA, you have not paid any taxes on the premium used to buy a qualified contract or on any earnings. Therefore, any amount you take out as annuity payments or as a withdrawal or on surrender will be taxable income. In addition, a 10% tax penalty may apply to the taxable income. This additional tax does not apply:

o in general, where the payment is a part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his designated beneficiary;

o     where the taxpayer is age 59 1/2 or older;

o     where payment is made by reason of the death of an owner;

o     where the payment is made on account of the taxpayer's disability;

o where the payment is made to pay certain medical expenses, certain health insurance premiums, certain higher education expenses or qualified first home purchases;

o     in some cases, upon separation from service on or after age 55; or

o     certain other limited circumstances.

Withdrawals Where Income Start Date Was After Age 59 1/2 -- No 10% Tax Penalty Applies

Where the Income Start Date is after age 59 1/2, the 10% penalty tax will not apply because of the age 59 1/2 exception described above.

Withdrawals Where Income Start Date Was Before Age 59 1/2 -- A Partial Withdrawal Or Surrender May Trigger a 10% Tax Penalty Unless an Exception Applies

If the Income Start Date is before age 59 1/2 and you relied on the exception for substantially equal payments to avoid the 10% penalty, it should be noted that a partial withdrawal or full surrender of the contract after the Income Start Date but before the later of the taxpayer's reaching age 59 1/2 or 5 years after the Income Start Date would be treated as changing the substantially equal payments. In that event, payments excepted from the 10% penalty tax by reason of the exception for substantially equal payments would be subject to recapture. The recaptured tax is imposed in the year of the withdrawal or surrender (or other modification) and is equal to the tax that would have been imposed had the exception not applied. Interest is also due for the period between when the tax would have been imposed and when the tax is recaptured. The possible application of this recapture tax should be considered before making a partial withdrawal or full surrender of the contract. You should also contact your tax adviser before taking partial withdrawals or surrenders.

      Example: Individual A is age 57 1/2 when he begins to receive annual annuity payments of $10,000 from a traditional IRA (non-Roth
                  IRA). Since this is a qualified contract with no tax basis, each payment of $10,000 is subject to tax. He receives payments in 2000, 2001 and 2002 when he is 57 1/2, 58 1/2 and 59 1/2 respectively. The amounts are not subject to the 10% penalty tax because the payments are substantially equal payments. In 2003, when A is age 60 1/2, he takes a partial withdrawal. In 2003, A must pay the 10% penalty tax on the annuity payments received in 2000 and 2001, and interest thereon. Therefore, A would owe the IRS a recapture tax of $2,000 (10% of 10,000 each year for 2 years) plus interest.

Individual Retirement Annuities

Code Section 408 permits eligible individuals to contribute to an IRA. By attachment of an endorsement that reflects the limits of Code Section 408(b), the contracts may be issued as an IRA. Contracts issued in connection with an IRA are subject to limitations on eligibility, maximum contributions, and time of distribution. Most IRAs cannot accept additional contributions after the owner reaches 70 1/2, and must also begin required distributions at that age. Distributions from certain retirement plans qualifying for federal tax advantages may be rolled over into an IRA. In addition, distributions from an IRA may be rolled over to another IRA, provided certain conditions are met. Sales of the contract for use with IRAs are subject to special requirements, including the requirement that informational disclosure be given to each person desiring to establish an IRA. That person must be given the opportunity to affirm or reverse a decision to purchase the contract. Contracts offered by this prospectus in connection with an IRA are not available in all states.

Roth IRAs

Code Section 408A provides special rules for "Roth IRAs." The basic distinction between a Roth IRA and a regular IRA is that contributions to a Roth IRA are not deductible and "qualified distributions" from a Roth IRA are not includible in gross income for federal income tax purposes. Other differences include the ability to make contributions to a Roth IRA after age 70 1/2 and they are not subject to required distributions. Taxpayers whose adjusted gross incomes exceed certain levels are not eligible for Roth IRAs.

Rollovers

Distributions from a 401(a) qualified plan or 403(b) plan (other than non-taxable distributions representing a return of capital, distributions meeting the minimum distribution requirement, distributions for the life or life expectancy of the recipient(s) or distributions that are made over a period of more than 10 years) are eligible for tax-free rollover within 60 days of the date of distribution, but are also subject to federal income tax withholding at a 20% rate unless paid directly to another qualified plan, 403(b) plan or IRA. A prospective owner considering use of the contract in this manner should consult a competent tax adviser with regard to the suitability of the contract for this purpose and for information concerning the tax law provisions applicable to qualified plans, 403(b) plans, and IRAs.

Tax Treatment of Distributions -- Non-Qualified Contracts

General

For annuity payments, generally a portion of each payment will be considered a return of your premium and will not be taxed. The remaining portion of each payment is taxed at ordinary income rates. The nontaxable portion of variable annuity payments is generally determined by a formula that establishes a specific dollar amount of each payment that is not taxed.

After the full amount of your premium payment has been recovered tax-free, the full amount of subsequent annuity payments will be taxable. If annuity payments stop due to the death of the annuitant before the full amount of your purchase payment has been recovered, a tax deduction is allowed for the unrecovered amount.

Complete Surrenders

For payments made upon complete surrender of the annuity contract, the taxable portion is the amount received in excess of the remaining investment in the contract.

Partial Withdrawal - Taxed as Ordinary Income First

The tax consequences of partial withdrawals after the Income Start Date are unclear, including their effect on the tax treatment of distributions and penalty taxes. However, as a general rule, partial withdrawals will be taxed to the extent of earnings on the contract and only amounts in excess of earnings will be treated as withdrawal of your investment in the contract, which is generally not subject to taxation.

      Example: Individual A's contract is worth $100,000 and A has remaining investment in the contract of $80,000 when he makes a partial withdrawal of $30,000. In this case, $20,000 would be subject to income taxes in the year of withdrawal and the remaining $10,000 would be treated as a tax-free return of basis.

A Partial Withdrawal or Surrender May Trigger an Additional
10% Tax Penalty Unless an Exception Applies

If a taxable distribution is made under the contract, an additional tax of 10% of the amount of the taxable distribution may apply. This additional tax does not apply where:

o the payment is made under an immediate annuity contract, defined for these purposes as an annuity (1) purchased with a single premium, (2) the annuity starting date of which commences within one year from the date of the purchase of the annuity, and (3) which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period;

o the payment is a part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his designated beneficiary;

o     the taxpayer is age 59 1/2 or older;

o     the payment is made on account of the taxpayer's disability;

o     the payment is made by reason of the death of an owner;

o     and in certain other circumstances.

It should be noted that a partial withdrawal or full surrender of the contract after the Income Start Date but before the later of the taxpayer's reaching age 59 1/2 or 5 years after the Income Start Date would be treated as changing substantially equal payments. In that event, payments excepted from the 10% penalty tax because they were considered part of substantially equal payments would be subject to recapture. The recaptured tax is imposed in the year of the withdrawal or surrender (or other modification) and is equal to the tax that would have been imposed (plus interest) had the exception not applied. The possible application of this recapture tax should be considered before making a partial withdrawal or full surrender of the contract. You should also seek the advice of your tax adviser.

      Example: Individual A is age 57 1/2 when he begins to receive annual annuity payments of $10,000. Of each annuity payment, $3,000 is subject to tax. He receives payments in 2000, 2001 and 2002 when he is 57 1/2, 58 1/ 2and 59 1/2 respectively. The amounts are not subject to the 10% penalty tax because the payments are substantially equal payments. In 2003, when A is age 60 1/2, he takes a partial withdrawal. In 2003, A must pay the 10% penalty tax on the annuity payments received in 2000 and 2001, and interest thereon. Therefore, A would owe the IRS a recapture tax of $600 (10% of 3,000 each year for 2 years) plus interest.

Non-Qualified Contracts Owned by Non-Natural Persons

As a general rule, non-qualified annuity contracts held by a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. This rule does not apply where the non-natural person is only the nominal owner, such as a trust or other entity acting as an agent for a natural person. There is also an exception to this general rule for immediate annuity contracts as defined in the prior section. Corporations, trusts and other similar entities, other than natural persons, seeking to take advantage of this exception for immediate annuity contracts should consult with a tax adviser.

Section 1035 Exchanges

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of an annuity contract for another annuity contract unless money or other property is distributed as part of the exchange. Special rules and procedures apply to Section 1035 transactions. Prospective owners wishing to take advantage of Section 1035 of the Code should consult their tax advisers.

Diversification and Investor Control

The Code imposes certain diversification requirements on the underlying investments for a variable annuity to be treated as a variable annuity for tax purposes. We believe that the portfolios are being managed so as to comply with these requirements.

The tax regulations do not provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, would be considered the owner of the shares of the portfolios. If any guidance on this point is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the contract, could be treated as the owner of assets in the portfolios. We reserve the right to make changes to the contract we think necessary to see that it qualifies as a variable annuity contract for tax purposes.

Withholding

We are required to withhold federal income taxes on annuity payments, partial withdrawals, and complete surrenders that include taxable income unless the payee elects not to have any withholding or in certain other circumstances. If you do not provide a social security number or other taxpayer identification number, you will not be permitted to elect out of withholding. Special withholding rules apply to payments made to non-resident aliens.

For complete surrenders or partial withdrawals, we are required to withhold 10% of the taxable portion of any withdrawal or lump sum distribution unless you elect out of withholding. For annuity payments, the company will withhold on the taxable portion of annuity payments based on a withholding certificate you file with us. If you do not file a certificate, you will be treated, for purposes of determining your withholding rates, as a married person with three exemptions.

You are liable for payment of federal income taxes on the taxable portion of any withdrawal, distribution, or annuity payment. You may be subject to penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.

================================================================================
                                OTHER INFORMATION
================================================================================

AIG Life Insurance Company

We are a stock life insurance company initially organized under the laws of Pennsylvania and reorganized under the laws of Delaware. We were incorporated in 1962. Our principal business address is One Alico Plaza, 600 King Street, Wilmington, Delaware 19801. We provide a full range of life insurance and annuity plans. We are a subsidiary of American International Group, Inc. ("AIG"), which serves as the holding company for a number of companies engaged in the international insurance business in approximately 130 countries and jurisdictions around the world.

We may occasionally publish in advertisements, sales literature and reports the ratings and other information assigned to the company by one or more independent rating organizations such as A.M. Best Company, Moody's and Standard & Poor's. The purpose of the ratings is to reflect the rating organization's opinion of our financial strength and our ability to meet our contractual obligations to contract owners and should not be considered as bearing on the investment performance of assets held in the variable account.

The ratings are not recommendations to purchase our life insurance or annuity products or to hold or sell these products, and the ratings do not comment on the suitability of such products for a particular investor. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating organization if, in such organization's judgment, future circumstances so warrant. The ratings do not reflect the investment performance of the variable account or the degree of risk associated with an investment in the variable account.

Ownership

This prospectus describes a group single premium immediate variable annuity contract. A group contract is issued to a contract holder for the benefit of the participants in the group. If you are a participant in the group you will receive a certificate evidencing your ownership. You, as the owner of a certificate, are entitled to all the rights and privileges of ownership. As used in this prospectus, the term contract is equally applicable to a certificate.

Voting Rights

To the extent required by law, we will vote the portfolio shares held in the variable account at shareholder meetings in accordance with instructions received from persons having a voting interest in the portfolio. However, if legal requirements or our interpretation of present law changes to permit us to vote the portfolio shares in our own right, we may elect to do so.

Prior to the Income Start Date, you have a voting interest in each portfolio in whose corresponding subaccount you have value. We determine the number of portfolio shares that are attributable to you by dividing the corresponding value in a particular portfolio by the net asset value of one portfolio share. After the Income Start Date, we determine the number of portfolio shares that are attributable to you by dividing the reserve maintained in a particular portfolio to meet the obligations under the contract by the net asset value of one portfolio share. The number of votes that you will have a right to cast will be determined as of the record date established by each portfolio.

We will solicit voting instructions by mail prior to the shareholder meeting. Each person having a voting interest in a portfolio will receive proxy material, reports and other materials relating to the appropriate portfolios. We will vote shares in accordance with instructions received from the person having a voting interest. We will vote shares for which we receive no timely instructions and any shares not attributable to owners in proportion to the voting instructions we have received.

The voting rights relate only to amounts invested in the variable account. There are no voting rights with respect to funds allocated to the fixed investment option.

Distribution of the Contract

Our affiliate, AIG Equity Sales Corp. ("AIGESC"), 70 Pine Street, New York, New York, acts as the distributor of the contract. AIGESC is a wholly owned subsidiary of AIG. We will not pay any commission to entities that sell the contract. Payments may be made for services not directly related to the sale of the contract, including the establishment of administrative arrangements, recruitment and training of personnel, the distribution and production of promotional literature, and similar services.

Legal Proceedings

There are no pending legal proceedings which, in our judgment, are material with respect to the variable account.

================================================================================
                              FINANCIAL STATEMENTS
================================================================================

A complete set of financial statements of AIG Life Insurance Company that have been included with the SAI and filed electronically with the SEC, can be obtained through its website at http://www.sec.gov. A copy of the SAI and our consolidated balance sheets may be obtained without charge by calling (877) 299-1724 or writing to AIG Life Insurance Company, Attention: Variable Products, One Alico Plaza, 600 King Street, Wilmington, Delaware 19801. Financial statements of the variable account are not included because no contracts have been issued using the subaccounts described herein.

================================================================================
                                    APPENDIX
================================================================================

Hypothetical Illustrations Of Annuity Payments

We have prepared the following tables to show how variable annuity payments under the contract change with investment performance over an extended period of time. The tables illustrate how monthly annuity payments would vary over time if the return on assets in the selected subaccounts were a uniform gross annual rate of 0%, 6%, 7.23%, 8%, 10%, or 12%. The values would be different from those shown if the returns averaged 0%, 6%, 7.23%, 8%, 10%, or 12%, but fluctuated over and under those averages throughout the years.

The tables reflect the daily mortality and expense risk charge, which is equivalent to an annual charge of 1.25%. The amounts shown in the tables also take into account the portfolios' management fees and operating expenses, which are assumed to be at an annual rate of 0.90% of the average daily net assets of the portfolios. Actual fees and expenses of the portfolios associated with your contract may be more or less than 0.90%, will vary from year to year, and will depend on your allocation. See the section in your current prospectus entitled "Fee Tables" for more complete details. The monthly annuity payments are illustrated on a pre-tax basis. The federal income tax treatment of annuity income considerations is generally described in the section of your prospectus entitled "Taxes."

The tables show both the gross rate and the net rate. The difference between gross and net rates represents the 1.25% for mortality and expense risk and the assumed 0.90% for investment management and operating expenses. Since these charges are deducted daily from assets, the difference between the gross and net rate is not exactly 2.15%.

Two sets of tables follow -- one set for a male age 65 and the other for a female age 60. The first table in each set assumes that 100% of the single premium payment is allocated to a variable annuity option. The second assumes that 50% of the single premium payment is allocated to a fixed annuity option using the fixed crediting rate we offered on the fixed annuity option at the time this illustration was prepared. Both sets of tables assume that a life annuity with ten years guaranteed was purchased.

When part of the single premium payment has been allocated to the fixed annuity option, the guaranteed minimum annuity payment resulting from this allocation is also shown. The illustrated variable annuity payments use an assumed interest rate of 5% per year. Thus, actual performance greater than 5% per year will result in increasing annuity payments and actual performance less than 5% per year will result in decreasing annuity payments. We may offer alternative assumed interest rates. Fixed annuity payments remain constant. Initial monthly annuity payments under a fixed annuity option are generally higher than initial payments under a variable annuity option.

These tables show the monthly annuity payments for several hypothetical constant assumed interest rates. Of course, actual investment performance will not be constant and may be volatile. Actual monthly annuity payments would differ from those shown if the actual rate of return averaged the rate shown over a period of years, but also fluctuated above or below those averages from year to year. Upon request, and when you are considering an annuity option, we will furnish a comparable illustration based on your individual circumstances, including purchase rates and the mortality and expense risk charge that would apply to your group.

ANNUITY PAYMENT ILLUSTRATION
(100% VARIABLE)

Single Premium Payment: $100,000
Sex: Male
Age: 65
Annuity Option Selected: Life Annuity with 10 Years Guaranteed
Frequency of Income Pay: Monthly

Fixed monthly annuity payment based on current rates, if 100% fixed for annuity option selected: $776.97

Illustrative amounts below assume that 100% of the single premium payment is allocated to a variable annuity option.

Assumed interest rate at which monthly variable payments remain constant:  5%

Variable monthly annuity payment on the date of the illustration:  $675.60

Monthly annuity payments will vary with investment performance. No minimum dollar amount is guaranteed.

                                Monthly Payments
                       With an Assumed Rate of Return of:

Payment   Calendar  Attained   Gross:    0.00%     7.23%     6.00%     8.00%    10.00%   12.00%
   Year       Year       Age     Net:   -2.14%     5.00%     3.79%     5.76%     7.74%    9.71%
------------------------------------------------------------------------------------------------
      1       2000        65            675.60    675.60    675.60    675.60    675.60   675.60
      2       2001        66            629.67    675.60    667.79    680.50    693.21   705.91
      3       2002        67            586.86    675.60    660.07    685.43    711.27   737.59
      4       2003        68            546.96    675.60    652.44    690.40    729.81   770.68
      5       2004        69            509.77    675.60    644.90    695.41    748.82   805.26
     10       2009        74            358.49    675.60    608.48    720.98    851.61  1002.87
     15       2014        79            252.11    675.60    574.11    747.50    968.51  1248.98
     20       2019        84            177.30    675.60    541.69    774.99   1101.46  1555.48

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the contract owner and the various rates of return of the portfolios selected. The amount of the annuity payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly annuity payments (based on the variable account) will also fluctuate. No representation can be made by the company or the fund that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of annuity payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the maximum mortality and expense risk charge from the gross rates of return.

ANNUITY PAYMENT ILLUSTRATION
(50% VARIABLE/50% FIXED)

Single Premium Payment: $100,000
Sex: Male
Age: 65
Annuity Option Selected: Life Annuity with 10 Years Guaranteed
Frequency of Income Pay: Monthly

Fixed monthly annuity payment based on current rates, if 100% fixed for annuity option selected: $776.97

Illustrative amounts below assume that 50% of the single premium payment is allocated to a variable annuity option.

Assumed interest rate at which monthly variable payments remain constant:  5%

Monthly annuity payments will vary with investment performance, but will never be less than $388.49. The monthly guaranteed payment of $388.49 is being provided by the $50,000 applied under the fixed annuity option.

                                Monthly Payments
                       With an Assumed Rate of Return of:

Payment  Calendar   Attained   Gross:     0.00%     7.23%    6.00%    8.00%    10.00%   12.00%
   Year      Year        Age     Net:    -2.14%     5.00%    3.79%    5.76%     7.74%    9.71%
-----------------------------------------------------------------------------------------------
      1      2000         65             726.29    726.29   726.29   726.29    726.29   726.29
      2      2001         66             703.32    726.29   722.38   728.73    735.09   741.44
      3      2002         67             681.91    726.29   718.52   731.20    744.12   757.28
      4      2003         68             661.96    726.29   714.71   733.69    753.39   773.83
      5      2004         69             643.37    726.29   710.93   736.19    762.90   791.12
     10      2009         74             567.73    726.29   692.72   748.98    814.29   889.92
     15      2014         79             514.54    726.29   675.54   762.24    872.74  1012.98
     20      2019         84             477.13    726.29   659.33   775.98    939.21  1166.23

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the contract owner and the various rates of return of the portfolios selected. The amount of the annuity payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly annuity payments (based on the variable account) will also fluctuate. No representation can be made by the company or the fund that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of annuity payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the maximum mortality and expense risk charge from the gross rates of return.

ANNUITY PAYMENT ILLUSTRATION
(100% VARIABLE)

Single Premium Payment: $100,000
Sex: Female
Age: 60
Annuity Option Selected: Life Annuity with 10 Years Guaranteed
Frequency of Income Pay: Monthly

Fixed monthly annuity payment based on current rates, if 100% fixed for annuity option selected: $683.08

Illustrative amounts below assume that 100% of the single premium payment is allocated to a variable annuity option.

Assumed interest rate at which monthly variable payments remain constant: 5%

Variable monthly annuity payment on the date of the illustration:  $577.87

Monthly annuity payments will vary with investment performance. No minimum dollar amount is guaranteed.

                                Monthly Payments
                       With an Assumed Rate of Return of:

Payment   Calendar    Attained    Gross:    0.00%    7.23%    6.00%   8.00%   10.00%    12.00%
   Year       Year         Age      Net:   -2.14%    5.00%    3.79%   5.76%    7.74%     9.71%
-----------------------------------------------------------------------------------------------
      1       2000          60             577.87   577.87   577.87  577.87   577.87    577.87
      2       2001          61             538.58   577.87   571.19  582.06   592.93    603.80
      3       2002          62             501.96   577.87   564.59  586.28   608.38    630.89
      4       2003          63             467.84   577.87   558.06  590.53   624.23    659.20
      5       2004          64             436.03   577.87   551.61  594.81   640.50    688.78
     10       2009          69             306.64   577.87   520.46  616.69   728.42    857.80
     15       2014          74             215.64   577.87   491.06  639.37   828.41   1068.31
     20       2019          79             151.65   577.87   463.33  662.89   942.13   1330.47

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the contract owner and the various rates of return of the portfolios selected. The amount of the annuity payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly annuity payments (based on the variable account) will also fluctuate. No representation can be made by the company or the fund that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of annuity payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the maximum mortality and expense risk charge from the gross rates of return.

ANNUITY PAYMENT ILLUSTRATION
(50% VARIABLE/50% FIXED)

Single Premium Payment: $100,000
Sex: Female
Age: 60
Annuity Option Selected: Life Annuity with 10 Years Guaranteed
Frequency of Income Pay: Monthly

Fixed monthly annuity payment based on current rates, if 100% fixed for annuity option selected: $683.08

Illustrative amounts below assume that 50% of the single premium payment is allocated to a variable annuity option.

Assumed interest rate at which monthly variable payments remain constant: 5%

Monthly annuity payments will vary with investment performance, but will never be less than $341.54. The monthly guaranteed payment of $341.54 is being provided by the $50,000 applied under the fixed annuity option.

                                Monthly Payments
                       With an Assumed Rate of Return of:

Payment   Calendar  Attained    Gross:    0.00%    7.23%    6.00%    8.00%    10.00%    12.00%
   Year       Year       Age      Net:   -2.14%    5.00%    3.79%    5.76%     7.74%     9.71%
-----------------------------------------------------------------------------------------------
      1       2000        60             630.48   630.48   630.48   630.48    630.48    630.48
      2       2001        61             610.83   630.48   627.14   632.57    638.00    643.44
      3       2002        62             592.52   630.48   623.83   634.68    645.73    656.99
      4       2003        63             575.46   630.48   620.57   636.81    653.66    671.14
      5       2004        64             559.55   630.48   617.35   638.95    661.79    685.93
     10       2009        69             494.86   630.48   601.77   649.88    705.75    770.44
     15       2014        74             449.36   630.48   587.07   661.22    755.75    875.69
     20       2019        79             417.36   630.48   573.20   672.98    812.60   1006.78

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the contract owner and the various rates of return of the portfolios selected. The amount of the annuity payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly annuity payments (based on the variable account) will also fluctuate. No representation can be made by the company or the funds that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of annuity payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the maximum mortality and expense risk charge from the gross rates of return.

================================================================================
                              TABLE OF CONTENTS OF
                     THE STATEMENT OF ADDITIONAL INFORMATION
================================================================================

GENERAL INFORMATION.............................................................
    AIG Life Insurance Company..................................................
    Independent Accountants.....................................................
    Legal Counsel...............................................................
    Distributor.................................................................
    Potential Conflicts.........................................................

CALCULATION OF PERFORMANCE DATA.................................................
    Yield and Effective Yield Quotations for the Money Market Subaccount........
    Yield Quotations for Other Subaccounts......................................
    Total Return Quotations.....................................................

ANNUITY PROVISIONS..............................................................
    Variable Annuity Payments...................................................
    Annuity Unit Value..........................................................
    Net Investment Factor.......................................................
    Misstatement of Age or Sex..................................................
    Evidence of Survival........................................................

FINANCIAL STATEMENTS............................................................

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                              ______________, 2000

                    GROUP IMMEDIATE VARIABLE ANNUITY CONTRACT

                                    issued by

                           AIG LIFE INSURANCE COMPANY

                                   through its

                               VARIABLE ACCOUNT I

This statement of additional information is not a prospectus. It should be read in conjunction with the prospectus describing the group immediate variable annuity contract. The prospectus concisely sets forth information that a prospective investor should know before investing. For a copy of the prospectus dated __________, 2000, call us at (877) 299-1724 or write to us at AIG Life Insurance Company, Attention: Variable Products, One Alico Plaza, 600 King Street, Wilmington, Delaware 19801.

================================================================================
                                TABLE OF CONTENTS
================================================================================

GENERAL INFORMATION.............................................................
        AIG Life Insurance Company..............................................
        Independent Accountants.................................................
        Legal Counsel...........................................................
        Distributor.............................................................
        Potential Conflicts.....................................................

CALCULATION OF PERFORMANCE DATA.................................................
        Yield and Effective Yield Quotations for the Money Market Subaccount....
        Yield Quotations for Other Subaccounts..................................
        Total Return Quotations.................................................

ANNUITY PROVISIONS..............................................................
        Variable Annuity Payments...............................................
        Annuity Unit Value......................................................
        Net Investment Factor...................................................
        Misstatement of Age or Sex..............................................
        Evidence of Survival....................................................

FINANCIAL STATEMENTS............................................................

================================================================================
                               GENERAL INFORMATION
================================================================================

AIG Life Insurance Company

A description of AIG Life Insurance Company and its ownership is contained in the prospectus. We will provide for the safekeeping of the assets of Variable Account I.

Independent Accountants

Our financial statements have been audited by PricewaterhouseCoopers, LLP, independent certified public accountants, whose offices are located in Washington, D.C.

Legal Counsel

Legal matters relating to the federal securities laws in connection with the contract described herein and in the prospectus are being passed upon by Jorden Burt Boros Cicchetti Berenson & Johnson LLP, Washington, D.C.

Distributor

Our affiliate, AIG Equity Sales Corp. ("AIGESC"), 70 Pine Street, New York, New York, acts as the distributor of the contract. AIGESC is a wholly owned subsidiary of American International Group, Inc. Additional payments may be made for other services not directly related to the sale of the contract, including the recruitment and training of personnel, production of promotional literature and similar services. For the sale of other contracts, commissions are paid by Variable Account I directly to selling dealers and representatives on behalf of AIGESC. Aggregate commissions were $46,881,581 in 1999, $33,398,137 in 1998, and $27,225,980 in 1997. Commissions retained by AIGESC were $0 in 1999, $0 in 1998, and $193,263 in 1997.

Potential Conflicts

Shares of the funds may be sold only to separate accounts of life insurance companies. They may be sold to our other separate accounts, as well as to separate accounts of other affiliated or unaffiliated life insurance companies, to fund variable annuity contracts and variable life insurance policies. It is conceivable that, in the future, it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in a fund simultaneously. Although neither we nor the funds currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity owners, each fund's board of directors will monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken. If a material irreconcilable conflict were to occur, we will take whatever steps are deemed necessary, at our expense, to remedy or eliminate the irreconcilable material conflict. As a result, one or more insurance company separate accounts might withdraw their investments in the fund. This might force the fund to sell securities at disadvantageous prices.

================================================================================
                         CALCULATION OF PERFORMANCE DATA
================================================================================

Yield and Effective Yield Quotations for the Money Market Subaccount

The yield quotation for the money market subaccount will be for the seven days ended on the date of the most recent balance sheet of Variable Account I included in the registration statement. It will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Annuity Unit in the money market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from owner accounts, dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of one percent.

Any effective yield quotation for the money market subaccount will be for the seven days ended on the date of the most recent balance sheet of Variable Account I included in the registration statement and will be carried at least to the nearest hundredth of one percent. It will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Annuity Unit in the money market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from owner accounts, dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

               Effective Yield = [(Base Period Return + 1)365/7]-1

For purposes of the yield and effective yield computations, the hypothetical charge reflects all deductions that are charged to all owner accounts in proportion to the length of the base period. The yield and effective yield quotations do not reflect the $200 charge that may be assessed at the time of surrender. Realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the money market subaccount and the corresponding portfolio are excluded from the calculation of yield.

Yield Quotations for Other Subaccounts

Yield quotations will be based on the thirty-day period ended on the date of the most recent balance sheet of Variable Account I included in the registration statement, and are computed by dividing the net investment income per Annuity Unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

                      Yield=2[(a-b)+1]^(6) -1
                              -----
                               cd

Where: a = net investment income earned during the period by the portfolio attributable to investments owned by the subaccount

            b = expenses accrued for the period (net of reimbursements)

            c = the average daily number of Annuity Units outstanding during the period

            d = the maximum offering price per Annuity Unit on the last day of the period

Yield quotations for a subaccount reflect all recurring contract charges. However, they do not reflect the charge of $200 that may be assessed upon surrender of the contract.

Total Return Quotations

The total return quotations for all of the subaccounts will be average annual total return quotations reflecting all aspects of a subaccount's return, including the automatic reinvestment by the variable account of all distributions, any change in the subaccount's value over the period, and the effect of any recurring charge and of the $200 charge assessed upon surrender. Average annual total return is calculated by determining the growth or decline in value of a hypothetical historical investment in the subaccount over a stated period and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. For example, a cumulative return of 100% over ten years would produce an average annual return of 7.18%, which is the steady rate that would equal 100% growth on a compounded basis in ten years. While average annual total returns are a convenient means of comparing investment alternatives, investors should realize that the subaccount's performance is not constant over time, but changes from year to year, and that average annual total returns represent averaged figures as opposed to the actual year-to-year performance of a subaccount.

================================================================================
                               ANNUITY PROVISIONS
================================================================================

Variable Annuity Payments

A variable annuity is an annuity whose payments are not predetermined as to dollar amount and will vary in amount with the net investment results of the applicable subaccounts. When you pay your single premium, we calculate the number of Annuity Units associated with each annuity payment determined by our currently used annuity rate factor and the Annuity Unit values.

Annuity Unit Value

The value of an Annuity Unit for each subaccount was arbitrarily set initially at $100. This was done when the first portfolio shares were purchased. The Annuity Unit value at the end of any subsequent Valuation Period is determined by multiplying the subaccount's Annuity Unit value for the immediately preceding Valuation Period by the quotient of (a) and (b) where:

      (a) is the net investment factor (described below) for the Valuation Period for which the Annuity Unit value is being determined; and

      (b) is the Assumed Investment Return for such Valuation Period.

The Assumed Investment Return adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the Assumed Investment Return rate.

Net Investment Factor

The net investment factor is used to determine how investment results of a portfolio affect the Annuity Unit value of the subaccount from one Valuation Period to the next. The net investment factor for each subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

      (a) is equal to:

            (i) the net asset value per share of the portfolio held in the subaccount determined at the end of that Valuation Period, plus

            (ii) the per share amount of any dividend or capital gain distribution made by the portfolio held in the subaccount if the "ex-dividend" date occurs during that same Valuation Period, plus or minus

            (iii) a per share charge or credit, which we determine, for changes in tax reserves resulting from investment operations of the subaccount.

      (b)   is equal to:

            (i) the net asset value per share of the portfolio held in the subaccount determined as of the end of the prior Valuation Period, plus or minus

            (ii) the per share charge or credit for any change in tax reserves for the prior Valuation Period.

      (c) is equal to the mortality and expense risk charge rate for the valuation period.

The net investment factor may be greater or less than the Assumed Investment Return. Therefore, the Annuity Unit value may increase or decrease from Valuation Period to Valuation Period.

Misstatement of Age or Sex

We may require proof of the age of the Annuitant before making any annuity payment provided for by the contract. If the age or sex of the Annuitant has been misstated, we will compute the amount payable based on the correct age or sex. If annuity payments have begun, any underpayment that may have been made will be paid in full with the next annuity payment, including interest at the annual rate of 3%. Any overpayments, including interest at the annual rate of 3% will be deducted from future annuity payments until we are repaid in full.

Evidence of Survival

If a contract provision requires that a person be alive, we may require due proof that the person is alive before we act under that provision.

================================================================================
                              FINANCIAL STATEMENTS
================================================================================

Our consolidated balance sheets are included herein. A complete set of the financial statements of the company has been filed electronically with the SEC and can be obtained through its website at http://www.sec.gov. Our financial statements shall be considered only as bearing upon our ability to meet our obligations under the contract. Financial statements of Variable Account I are not included because no contracts have been issued using the subaccounts described in the prospectus.

                           AIG LIFE INSURANCE COMPANY
                          (a wholly-owned subsidiary of
                       American International Group, Inc.)

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                        Report of Independent Accountants

To the Stockholders and Board of Directors
AIG Life Insurance Company

In our opinion, the accompanying balance sheets and the related statements of income, capital funds, cash flows, and comprehensive income present fairly, in all material respects, the financial position of AIG Life Insurance Company (a wholly-owned subsidiary of American International Group, Inc.) at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

February 3, 2000

                           AIG LIFE INSURANCE COMPANY

                                 BALANCE SHEETS
                                 (in thousands)

                                                                                   December 31,   December 31,
                                                                                       1999           1998
                                                                                    ----------     ----------
                                     Assets
Investments and cash:
  Fixed maturities:
    Bonds available for sale, at market value
      (cost: 1999 -- $4,890,022; 1998 -- $4,081,008).............................   $4,702,879     $4,238,045
  Equity securities:
    Common stock (cost: 1999 -- $892; 1998 -- $901)..............................        2,233          2,410
    Non-redeemable preferred stock (cost: 1999 -- $50,794; 1998 -- $18,250)......       49,377         19,338
Mortgage loans on real estate, net...............................................      345,253        468,342
Real estate, net of accumulated depreciation of $5,041 in 1999 and
  $4,351 in 1998.................................................................       12,543         13,002
Policy loans.....................................................................      643,815      1,010,969
Other invested assets............................................................       77,845         81,916
Short-term investments...........................................................      222,677        163,704
Cash    ....................................................................                86          4,788
                                                                                    ----------     ----------
          Total investments and cash.............................................    6,056,708      6,002,514
Amounts due from related parties.................................................        5,465         17,330
Investment income due and accrued................................................       93,183         94,029
Premium and insurance balances receivable........................................       64,359         56,583
Reinsurance assets...............................................................       99,850         72,044
Deferred policy acquisition costs................................................      220,672        167,840
Federal income tax receivable....................................................        9,611          4,207
Deferred income taxes............................................................       63,568             --
Separate and variable accounts...................................................    3,220,806      1,971,280
Other assets.....................................................................        5,363          6,228
                                                                                     ---------      ---------
          Total assets...........................................................   $9,839,585     $8,392,055
                                                                                    ==========     ==========

                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY

                                 BALANCE SHEETS
                      (in thousands, except share amounts)

                                                                                   December 31,   December 31,
                                                                                       1999           1998
                                                                                    ----------     ----------
                                   Liabilities
Policyholders' funds on deposit.................................................    $4,612,363     $4,472,854
Future policy benefits..........................................................     1,284,568      1,002,244
Reserve for unearned premiums...................................................        21,100         21,468
Policy and contract claims......................................................       212,627        200,193
Reserve for commissions, expenses and taxes.....................................        19,390         25,702
Insurance balances payable......................................................        60,642         56,263
Amounts due to related parties ................................................          6,821          4,119
Deferred income taxes...........................................................            --         56,519
Separate and variable accounts..................................................     3,220,806      1,971,280
Minority interest...............................................................         5,837        5,987
Other liabilities...............................................................        75,039         59,189
                                                                                    ----------     ----------
          Total liabilities.....................................................     9,519,193      7,875,818
                                                                                    ----------     ----------

                                  Capital funds

Common stock, $5 par value; 1,000,000 shares authorized;
  976,703 shares issued and outstanding.........................................         4,884          4,884
Additional paid-in capital......................................................       153,283        153,283
Retained earnings...............................................................       283,908        236,521
Accumulated other comprehensive income..........................................      (121,683)       121,549
                                                                                    ----------     ----------
          Total capital funds...................................................       320,392        516,237
                                                                                    ----------     ----------
Total liabilities and capital funds ............................................    $9,839,585     $8,392,055
                                                                                    ==========     ==========

                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY

                              STATEMENTS OF INCOME
                                 (in thousands)

                                                                              Years ended December 31,
                                                                       --------------------------------------
                                                                         1999           1998          1997
                                                                       ---------      ---------     ---------
Revenues:
  Premiums........................................................   $   712,920    $   616,964     $  437,650
  Net investment income...........................................       443,863        457,148        381,868
  Realized capital losses.........................................       (11,240)          (334)        (3,025)
                                                                     -----------    -----------     ----------
          Total revenues..........................................     1,145,543      1,073,778        816,493
                                                                     -----------    -----------     ----------
Benefits and expenses:
  Benefits to policyholders.......................................       329,888        272,368        188,969
  Increase in future policy benefits and
    policyholders' funds on deposit...............................       539,457        547,100        397,481
  Acquisition and insurance expenses..............................       202,678        168,075        163,533
                                                                     -----------    -----------     ----------
          Total benefits and expenses.............................     1,072,023        987,543        749,983
                                                                     -----------    -----------     ----------
Income before income taxes........................................        73,520         86,235         66,510
                                                                     -----------    -----------     ----------
Income taxes:
  Current.........................................................        15,055         16,218         20,059
  Deferred........................................................        10,884         15,220          3,964
                                                                     -----------    -----------     ----------
          Total income taxes......................................        25,939         31,438         24,023
                                                                     -----------    -----------     ----------
Net income before minority interest...............................        47,581         54,797         42,487
Minority interest income..........................................          (194)          (163)          (128)
                                                                     -----------    -----------     ----------
Net income........................................................   $    47,387    $    54,634     $   42,359
                                                                     ===========    ===========     ==========

                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY

                           STATEMENTS OF CAPITAL FUNDS
                                 (in thousands)

                                                                               Years ended December 31,
                                                                        -------------------------------------
                                                                          1999           1998          1997
                                                                        --------       --------      --------
Common stock
Balance at beginning of year.........................................   $  4,884        $  4,884      $  4,884
                                                                        --------        --------      --------
Balance at end of year...............................................      4,884           4,884         4,884
                                                                        --------        --------      --------

Additional paid-in capital
Balance at beginning of year.........................................    153,283         153,283       123,283
Capital contributions................................................         --              --        30,000
                                                                        --------        --------      --------
Balance at end of year...............................................    153,283         153,283       153,283

Retained earnings
Balance at beginning of year.........................................    236,521         181,887       139,528
Net income...........................................................     47,387          54,634        42,359
                                                                        --------        --------      --------
Balance at end of year...............................................    283,908         236,521       181,887

Accumulated other comprehensive income
Balance at beginning of year.........................................    121,549         114,490        62,814
Unrealized appreciation (depreciation) of investments --
  net of reclassification adjustments................................   (374,203)         10,860        79,497
Deferred income tax benefit (expense) on changes.....................    130,971          (3,801)      (27,821)
                                                                        --------        --------      --------
Balance at end of year...............................................   (121,683)        121,549       114,490
                                                                        --------        --------      --------
Total capital funds..................................................   $320,392        $516,237      $454,544
                                                                        ========        ========      ========

                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                        Years ended December 31,
                                                               -----------------------------------------
                                                                   1999          1998           1997
                                                               -----------   -------------  ------------
Cash flows from operating activities:
  Net income.................................................. $    47,387   $      54,634  $    42,359
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Non-cash revenues, expenses, gains and
    losses included in income:
    Change in insurance reserves..............................     294,389        250,810       121,325
    Change in premiums and insurance balances
      receivable and payable -- net...........................      (3,398)          (753)       (5,346)
    Change in reinsurance assets..............................     (27,806)       (11,301)      157,710
    Change in deferred policy acquisition costs...............     (52,832)       (49,305)      (34,248)
    Change in investment income due and accrued...............         846         (8,894)       22,133
    Realized capital losses...................................      11,240            334         3,025
    Change in current and deferred income taxes -- net........       5,480          9,330         2,689
    Change in reserves for commissions,
      expenses and taxes......................................      (6,312)         9,599        13,243
    Change in other assets and liabilities -- net.............      26,888        (61,575)       69,582
                                                               -----------   ------------   -----------
                Total adjustments.............................     248,495        138,245       350,113
                                                               -----------   ------------   -----------
    Net cash provided by operating activities.................     295,882       192,879        392,472
                                                               -----------   ------------   -----------
Cash flows from investing activities:
  Cost of fixed maturities, at market, sold...................     564,697        282,756        23,816
  Cost of fixed maturities, at market,
    matured or redeemed.......................................     318,833        340,435       153,963
  Cost of equity securities sold..............................       1,032          1,039         3,676
  Cost of real estate sold....................................          --          2,585            --
  Realized capital losses.....................................     (11,240)         1,666         1,975
  Purchase of fixed maturities................................  (1,685,038)    (1,865,768)     (804,262)
  Purchase of equity securities...............................     (33,567)       (18,559)       (1,750)
  Purchase of real estate.....................................          --           (341)         (413)
  Mortgage loans granted......................................    (134,988)      (202,484)      (87,690)
  Repayments of mortgage loans................................     258,159         83,035        29,298
  Change in policy loans......................................     367,154        485,868       377,124
  Change in short-term investments............................     (58,973)       504,208      (567,876)
  Change in other invested assets.............................     (23,336)       (11,706)        6,294
  Other -- net................................................      (2,826)       (27,908)       11,917
                                                               -----------   ------------   -----------
    Net cash used in investing activities.....................    (440,093)      (425,174)     (853,928)
                                                               -----------   ------------   -----------
Cash flows from financing activities:
  Change in policyholders' funds on deposit...................     139,509        231,951       430,808
  Proceeds from capital contribution..........................          --             --        30,000
                                                               -----------   ------------   -----------
      Net cash provided by financing activities...............     139,509        231,951       460,808
                                                               -----------   ------------   -----------
Change in cash................................................      (4,702)          (344)         (648)
Cash at beginning of period...................................       4,788          5,132         5,780
                                                               -----------   ------------   -----------
Cash at end of period......................................... $        86   $      4,788   $     5,132
                                                               ===========   ============   ===========

                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY

                       STATEMENTS OF COMPREHENSIVE INCOME
                                 (in thousands)

                                                                              Years ended December 31,
                                                                     -----------------------------------------
                                                                         1999            1998          1997
                                                                     -----------      ---------      ---------
Comprehensive income
Net income...........................................................$    47,387      $  54,634      $  42,359
                                                                     -----------      ---------      ---------

Other comprehensive income
Unrealized appreciation (depreciation) of investments --
  net of reclassification adjustments................................   (374,203)        10,860         79,497
Changes due to deferred income tax benefit (expense)
  on changes.........................................................    130,971         (3,801)       (27,821)
                                                                     -----------      ---------      ---------
Other comprehensive income...........................................   (243,232)         7,059         51,676
                                                                     -----------      ---------      ---------
Comprehensive income.................................................$  (195,845)     $  61,693      $  94,035
                                                                     ===========      =========      =========

                See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

     (a) Basis of Presentation: AIG Life Insurance Company (the Company) is a wholly owned subsidiary of American International Group, Inc. (the Parent). The financial statements of the Company have been prepared on the basis of generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company is licensed to sell life and accident and health insurance in the District of Columbia and all states except for Maine and New York.

     The Company also files financial statements prepared in accordance with statutory practices prescribed or permitted by the Insurance Department of the State of Delaware. Financial statements prepared in accordance with GAAP differ in certain respects from the practices prescribed or permitted by regulatory authorities. The significant differences are: (1) statutory financial statements do not reflect fixed maturities available for sale at market value; (2) policy acquisition costs, charged against operations as incurred for regulatory purposes, have been deferred and are being amortized over the anticipated life of the contracts; (3) individual life and annuity policy reserves based on statutory requirements have been adjusted based upon mortality, lapse and interest assumptions applicable to these coverages, including provisions for reasonable adverse deviations; these assumptions reflect the Company's experience and industry standards; (4) deferred income taxes not recognized for regulatory purposes have been provided for temporary differences between the bases of assets and liabilities for financial reporting purposes and tax purposes; (5) for regulatory purposes, future policy benefits, policyholders' funds on deposit, policy and contract claims and reserve for unearned premiums are presented net of ceded reinsurance; and (6) an asset valuation reserve and interest maintenance reserve using National Association of Insurance Commissioners (NAIC) formulas are set up for regulatory purposes.

     (b) Investments: Fixed maturities available for sale, where the company may not have the ability or positive intent to hold these securities until maturity, are carried at current market value. Interest income with respect to fixed maturity securities is accrued currently. Included in fixed maturities available for sale are collateralized mortgage obligations (CMOs). Premiums and discounts arising from the purchase of CMOs are treated as yield adjustments over their estimated lives. Common and non-redeemable preferred stocks are carried at current market value. Dividend income is generally recognized when receivable. Short-term investments are carried at cost, which approximates market.

     Unrealized gains and losses from investments in equity securities and fixed maturities available for sale are reflected as a separate component of comprehensive income, net of deferred income taxes in capital funds currently.

     Realized capital gains and losses are determined principally by specific identification. Where declines in values of securities below cost or amortized cost are considered to be other than temporary, a charge is reflected in income for the difference between cost or amortized cost and estimated net realizable value.

     Mortgage loans on real estate are carried at unpaid principal balance less unamortized loan origination fees and costs less an allowance for uncollectible loans. Interest income on such loans is accrued currently.

     Real estate is carried at depreciated cost and is depreciated on a straight-line basis over 31.5 years. Expenditures for maintenance and repairs are charged to income as incurred; expenditures for betterments are capitalized and depreciated over their estimated lives.

     Policy loans are carried at the aggregate unpaid principal balance.

     Other invested assets consist primarily of limited partnerships, which are recorded using either the cost or the equity method depending on the type of partnership and the Company's related ownership percentage.

                           AIG LIFE INSURANCE COMPANY

1. Summary of Significant Accounting Policies (continued)

     (c) Income Taxes: The Company joins in a consolidated federal income tax return with the Parent and its domestic subsidiaries. The Company and the Parent have a written tax allocation agreement whereby the Parent agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company if it had filed a separate return. Additionally, the Parent agrees to reimburse the Company for any tax benefits arising out of its net losses within ninety days after the filing of that consolidated tax return for the year in which these losses are utilized. Deferred federal income taxes are provided for temporary differences related to the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

     (d) Premium Recognition and Related Benefits and Expenses: Premiums for traditional life insurance and life contingent annuity contracts are recognized when due. Revenues for universal life and investment-type products consist of policy charges for the cost of insurance, administration, and surrenders during the period. Premiums on accident and health insurance are reported as earned over the contract term. The portion of accident and health premiums which is not earned at the end of a reporting period is recorded as unearned premiums. Estimates of premiums due but not yet collected are accrued. Policy benefits and expenses are associated with earned premiums on long-duration contracts resulting in a level recognition of profits over the anticipated life of the contracts.

     Policy acquisition costs for traditional life insurance products are generally deferred and amortized over the premium paying period of the policy. Deferred policy acquisition costs and policy initiation costs related to universal life and investment-type products are amortized in relation to expected gross profits over the life of the policies (see Note 3).

     The liability for future policy benefits and policyholders' contract deposits is established using assumptions described in Note 4.

     (e) Policy and Contract Claims: Policy and contract claims include amounts representing: (1) the actual in-force amounts for reported life claims and an estimate of incurred but unreported claims; and (2) an estimate, based upon prior experience, for accident and health reported and incurred but unreported losses. The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments resulting therefrom are reflected in income currently.

     (f) Separate and Variable Accounts: These accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders. Each account has specific investment objectives, and the assets are carried at market value. The assets of each account are legally segregated and are not subject to claims which arise out of any other business of the Company.

     (g) Reinsurance Assets: Reinsurance assets include the balances due from both reinsurance and insurance companies under the terms of the Company's reinsurance arrangements for ceded unearned premiums, future policy benefits for life and accident and health insurance contracts, policyholders' funds on deposit and policy and contract claims. It also includes funds held under reinsurance treaties.

     (h) Accounting Standards:

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" (FASB 130) and Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information" (FASB 131).

     FASB 130 establishes standards for reporting comprehensive income and its components in a full set of general purpose financial statements. FASB 130 was effective for the Company as of January 1, 1998.

     FASB 131 establishes standards for the way the Company is required to disclose information about its operating segments in its annual financial statements and selected information in its interim financial statements. FASB 131 establishes, where practicable, standards with respect to geographic areas, among other things. Certain descriptive information is also required. FASB 131 was effective for the year ended December 31, 1998

                           AIG LIFE INSURANCE COMPANY

1. Summary of Significant Account Policies (continued)

by the Parent, whose operations are conducted principally through three business segments: General Insurance, Life Insurance and Financial Services. All operations of the Company fall within the Life Insurance segment.

     In February 1998, FASB issued Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" (FASB 132). This statement requires the Company to revise its disclosures about pension and other postretirement benefit plans and does not change the measurement or recognition of these plans. Also, FASB 132 requires additional information on changes in the benefit obligations and fair values of plan assets. FASB 132 was effective for the year ended December 31, 1998 and has been adopted by the Parent. Information regarding the pension and postretirement benefit plans is not computed on a subsidiary basis, but rather on a consolidated basis for all subsidiaries of the Parent and, accordingly, is not presented herein.

     In June 1998, FASB issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FASB 133). This statement requires the Company to recognize all derivatives in the consolidated balance sheet measuring these derivatives at fair value. The recognition of the change in the fair value of a derivative depends on a number of factors, including the intended use of the derivative. The Company believes that the impact of FASB 133 on its results of operations, financial condition or liquidity will not be significant. FASB 133 is effective for the year commencing January 1, 2001.

     In December 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AcSEC) issued Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." This statement provides guidance for the recording of a liability for insurance-related assessments. The statement requires that a liability be recognized in certain defined circumstances. This statement was effective for the year commencing January 1, 1999 and has been adopted herein. SOP 97-3 did not have a material impact on the Company's results of operations, financial condition or liquidity.

     In October 1998, AcSEC issued SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk." This statement identifies several methods of deposit accounting and provides guidance on the application of each method. This statement classifies insurance and reinsurance contracts for which the deposit method is appropriate as contracts that (i) transfer only significant timing risk, (ii) transfer only significant underwriting risk, (iii) transfer neither significant timing nor underwriting risk, and (iv) have an indeterminate risk. The Company believes that the impact of this statement on its results of operations, financial condition or liquidity will not be significant. This statement is effective for the year commencing January 1, 2000. Restatement of previously issued financial statements is not permitted.

                           AIG LIFE INSURANCE COMPANY

2.  Investment Information

     (a) Statutory Deposits: Securities with a carrying value of $2,540,000 and $2,448,000 were deposited by the Company under requirements of regulatory authorities as of December 31, 1999 and 1998, respectively.

     (b) Net Investment Income: An analysis of net investment income is as follows (in thousands):

                                                                        Years ended December 31,
                                                                  -------------------------------------
                                                                    1999          1998           1997
                                                                  --------      --------       --------
         Fixed maturities ....................................    $330,806      $284,267       $200,097
         Equity securities ...................................       1,670           622             58
         Mortgage loans.......................................      37,255        36,464         28,714
         Real estate..........................................       2,253         2,406          2,254
         Policy loans.........................................      55,832       120,927        148,555
         Cash and short-term investments......................       7,349         9,346          3,582
         Other invested assets................................      15,141         8,015          2,380
                                                                  --------       --------      --------
             Total investment income..........................     450,306       462,047        385,640
         Investment expenses .................................       6,443         4,899          3,772
                                                                  --------       --------      --------
             Net investment income............................    $443,863      $457,148       $381,868
                                                                  ========      =========      ========

     (c) Investment Gains and Losses: The net realized capital gains (losses) and change in unrealized appreciation (depreciation) of investments for 1999, 1998 and 1997 are summarized below (in thousands):

                                                                         Years ended December 31,
                                                                   -----------------------------------
                                                                      1999         1998         1997
                                                                   ---------    ---------    ---------
Realized (losses) gains on investments:
  Fixed maturities .............................................   $ (11,100)   $      --    $      --
  Equity securities ............................................          86           84        1,975
  Mortgage loans ...............................................          --       (2,000)      (5,000)
  Real estate ..................................................          --        1,561           --
  Other invested assets ........................................        (226)          21           --
                                                                   ---------    ---------    ---------
  Realized losses ..............................................   $ (11,240)   $    (334)   $  (3,025)
                                                                   =========    =========    =========
Change in unrealized appreciation (depreciation) of investments:
  Fixed maturities .............................................   $(344,180)   $  (1,131)   $  77,422
  Equity securities ............................................      (2,673)       1,203         (626)
  Other invested assets ........................................     (27,350)      10,788        2,701
                                                                   ---------    ---------    ---------
  Change in unrealized appreciation
  (depreciation) of investments ..............................   $(374,203)   $  10,860    $  79,497
                                                                   =========    =========    =========

      Proceeds from the sale of investments in fixed maturities during 1999, 1998 and 1997 were $564,697,000, $282,756,000, and $23,816,000, respectively.

      During 1999, 1998 and 1997, gross gains of $8,603,000, $0, and $0, respectively, and gross losses of $19,703,000, $0, and $0, respectively, were realized on dispositions of fixed maturity investments.

      During 1999, 1998 and 1997, gross gains of $87,000, $84,000, and
$1,975,000, respectively, and gross losses of $1,000, $0, and $0, respectively, were realized on disposition of equity securities.

      (d) Market Value of Fixed Maturities and Unrealized Appreciation of
Investments: At December 31, 1999 and 1998, unrealized appreciation of investments in equity securities (before applicable taxes) included gross gains of $3,635,000 and $2,854,000 and gross losses of $3,711,000 and $257,000, respectively.

                           AIG LIFE INSURANCE COMPANY

2. Investment Information (continued)

     The amortized cost and estimated market values of investments in fixed maturities at December 31, 1999 and 1998 are as follows (in thousands):

                                                    Gross        Gross      Estimated
                                     Amortized    Unrealized   Unrealized     Market
                                        Cost        Gains        Losses       Value
                                     ---------    --------     --------     ---------
1999
Fixed maturities:
U.S. Government and government
  agencies and authorities ........  $   54,114   $   10,611   $      549   $   64,176
States, municipalities and
  political subdivisions ..........     298,831        8,474        2,777      304,528
Foreign governments ...............      20,242          947          109       21,080
All other corporate ...............   4,516,835       30,080      233,820    4,313,095
                                     ----------   ----------   ----------   ----------
Total fixed maturities ............  $4,890,022   $   50,112   $  237,255   $4,702,879
                                     ==========   ==========   ==========   ==========
1998
Fixed maturities:
U.S. Government and government
  agencies and authorities ........  $   50,617   $   19,220   $       10   $   69,827
States, municipalities and
  political subdivisions ..........     370,790       23,962        4,961      389,791
Foreign governments ...............      30,431        7,201           --       37,632
All other corporate ...............   3,629,170      156,316       44,691    3,740,795
                                     ----------   ----------   ----------   ----------
Total fixed maturities ............  $4,081,008   $  206,699   $   49,662   $4,238,045
                                     ==========   ==========   ==========   ==========

     The amortized cost and estimated market value of fixed maturities, available for sale at December 31, 1999, by contractual maturity, are shown below (in thousands). Actual maturities could differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                             Estimated
                                                                             Amortized         Market
                                                                               Cost            Value
                                                                             ----------      ----------
         Due in one year or less ..........................................  $  320,364      $  310,060
         Due after one year through five years ............................   1,431,252       1,385,475
         Due after five years through ten years ...........................   1,788,798       1,708,343
         Due after ten years ..............................................   1,349,608       1,299,001
                                                                             ----------      ----------
                                                                             $4,890,022      $4,702,879
                                                                             ==========      ==========

     (e) CMOs: CMOs are U.S. Government and Government agency backed and triple A-rated securities. CMOs are included in other corporate fixed maturities. At December 31, 1999 and 1998, the market value of the CMO portfolio was $577,112,000 and $522,844,000, respectively; the estimated amortized cost was approximately $586,925,000 in 1999 and $504,077,000 in 1998. The Company's CMO portfolio is readily marketable. There were no derivative (high risk) CMO securities contained in the portfolio at December 31, 1999 and 1998.

     (f) Fixed Maturities Below Investment Grade: At December 31, 1999 and 1998, the fixed maturities held by the Company that were below investment grade had an aggregate amortized cost of $368,018,000 and $344,609,000, respectively, and an aggregate market value of $326,989,000 and $327,217,000, respectively.

     (g) Non-income Producing Assets: Non-income producing assets were insignificant.

                           AIG LIFE INSURANCE COMPANY

     (h) Investments Greater than 10% Equity: The market value of investments in the following companies exceeded 10% of the Company's total capital funds at December 31, 1999 (in thousands):

         Bankers Trust................................................ $  35,126
         Camden Property..............................................    38,782
         Countrywide..................................................    39,621
         Fort James...................................................    36,202
         GMAC.........................................................    34,375
         Lehman Brothers..............................................    35,698
         Morgan Stanley Capital.......................................    37,532
         Morgan Stanley Group.........................................    40,665
         RFCO.........................................................    33,501
         Simon Debartolo..............................................    41,138
         Tower Funding................................................    49,489
         Other Invested Assets:
         Equity Linked Investors II, L.P. ,,,,........................ $  36,852

3. Deferred Policy Acquisition Costs

     The following reflects the policy acquisition costs deferred (commissions, direct solicitation and other costs) which will be amortized against future income and the related current amortization charged to income, excluding certain amounts deferred and amortized in the same period (in thousands).

                                                                        Years ended December 31,
                                                                  -------------------------------------
                                                                    1999          1998           1997
                                                                  --------      --------       --------
         Balance at beginning of year.........................    $167,840      $118,535      $  84,287
         Acquisition costs deferred...........................      73,097        71,430         50,927
         Amortization charged to income.......................     (20,265)      (22,125)       (16,679)
                                                                  --------       --------      --------
         Balance at end of year...............................    $220,672      $167,840      $ 118,535
                                                                  ========      ========      =========

4. Future Policy Benefits and Policyholders' Funds on Deposit

     (a) The analysis of the future policy benefits and policyholders' funds on deposit at December 31, 1999 and 1998 follows (in thousands):

                                                                               1999            1998
                                                                            -----------    ------------
         Future Policy Benefits:
           Long duration contracts ........................................ $ 1,255,606    $    987,503
           Short duration contracts .......................................      28,962          14,741
                                                                            -----------    ------------
                                                                            $ 1,284,568    $  1,002,244
                                                                            ===========    ============
         Policyholders' funds on deposit:
           Annuities....................................................... $ 1,598,685    $  1,385,203
           Universal life..................................................     212,907         184,460
           Guaranteed investment contracts (GICs)..........................     976,517         669,035
           Corporate owned life insurance..................................   1,816,969       2,229,843
           Other investment contracts......................................       7,285           4,313
                                                                            -----------    ------------
                                                                            $ 4,612,363    $  4,472,854
                                                                            ===========    ============

                           AIG LIFE INSURANCE COMPANY

4. Future Policy Benefits and Policyholders' Funds on Deposit (continued)

     (b) Long duration contract liabilities included in future policy benefits, as presented in the table above, result from traditional life and annuity products. Short duration contract liabilities are primarily accident and health products. The liability for future policy benefits has been established based upon the following assumptions:

          (i) Interest rates (exclusive of immediate/terminal funding annuities), which vary by year of issuance and products, range from 3.0 percent to 10.0 percent within the first 20 years. Interest rates on immediate/terminal funding annuities are at a maximum of 7.6 percent and grade to not greater than 7.5 percent.

          (ii) Mortality and surrender rates are based upon actual experience modified to allow for variations in policy form. The weighted average lapse rate, including surrenders, for individual life approximated 7.4 percent.

     (c) The liability for policyholders' funds on deposit has been established based on the following assumptions:

          (i) Interest rates credited on deferred annuities vary by year of issuance and range from 3.0 percent to 7.5 percent. Credited interest rate guarantees are generally for a period of one year. Withdrawal charges generally range from 3.0 percent to 10.0 percent grading to zero over a period of 5 to 10 years.

          (ii) GICs have market value withdrawal provisions for any funds withdrawn other than benefit responsive payments. Interest rates credited generally range from 4.9 percent to 8.1 percent and maturities range from 3 to 7 years.

          (iii) Interest rates on corporate-owned life insurance business are guaranteed at 4.0 percent and the weighted average rate credited in 1999 was 6.7 percent.

          (iv) The universal life funds, exclusive of corporate-owned life insurance business, have credited interest rates of 5.4 percent to 7.1 percent and guarantees ranging from 3.5 percent to 5.5 percent depending on the year of issue. Additionally, universal life funds are subject to surrender charges that amount to 11.0 percent of the fund balance and grade to zero over a period not longer than 20 years.

5. Income Taxes

     (a) The Federal income tax rate applicable to ordinary income is 35% for 1999, 1998 and 1997. Actual tax expense on income from operations differs from the "expected" amount computed by applying the Federal income tax rate because of the following (in thousands except percentages):

                                                                               Years ended December 31,
                                                  ---------------------------------------------------------------------------------
                                                            1999                          1998                        1997
                                                  -------------------------      -----------------------      ---------------------
                                                                  Percent                       Percent                    Percent
                                                                 of pre-tax                    of pre-tax                 of pre-tax
                                                                  operating                    operating                  operating
                                                    Amount         Income         Amount         Income       Amount        Income
                                                  --------         ------        -------         -------      -------       ------
"Expected" income tax expense ............        $ 25,732           35.0%       $ 30,183          35.0%      $ 23,279        35.0%
Prior year federal
  income tax benefit .....................             109            0.1             268           0.3             (6)        --
State income tax .........................             198            0.3             599           0.7            673         1.0
Other ....................................            (100)          (0.1)            388           0.5             77         0.1
                                                  --------         ------        --------          ----       --------        ----
Actual income tax expense ................        $ 25,939           35.3%       $ 31,438          36.5%      $ 24,023        36.1%
                                                  ========         ======        ========          ====       ========        ====

                           AIG LIFE INSURANCE COMPANY

5. Income Taxes (continued)

     (b) The components of the net deferred tax liability were as follows (in thousands):

                                                                               Years ended December 31,
                                                                              -------------------------
                                                                                  1999           1998
                                                                              ----------    -----------
         Deferred tax assets:
           Adjustment to life policy reserves..............................   $   74,579    $    59,903
           Unrealized depreciation of investments..........................       65,527             --
           Adjustments to mortgage loans and
             investment income due and accrued.............................        5,009          4,913
           Adjustment to policy and contract claims........................        1,959          5,456
           Other...........................................................        2,521          2,406
                                                                              ----------    -----------
                                                                                 149,595         72,678
                                                                              ----------    -----------
         Deferred tax liabilities:
           Deferred policy acquisition costs  .............................   $   74,247    $    55,308
           Unrealized appreciation on investments..........................           --         65,445
           Fixed maturities discount ......................................        7,744          4,911
           Other ..........................................................        4,036          3,533
                                                                              ----------    -----------
                                                                                  86,027        129,197
                                                                              ----------    -----------
         Net deferred tax (asset) liability ...............................   $  (63,568)   $    56,519
                                                                              ==========    ===========

     (c) At December 31, 1999, accumulated earnings of the Company for Federal income tax purposes include approximately $2,204,000 of "Policyholders' Surplus" as defined under the Code. Under provisions of the Code, "Policyholders' Surplus" has not been currently taxed but would be taxed at current rates if distributed to the Parent. There is no present intention to make cash distributions from "Policyholders' Surplus" and accordingly, no provision has been made for taxes on this amount.

     (d) Income taxes paid in 1999, 1998, and 1997 amounted to $20,156,000, $21,184,000, and $20,311,000, respectively.

6. Commitments and Contingencies

     The Company, in common with the insurance industry in general, is subject to litigation, including claims for punitive damages, in the normal course of their business. The Company does not believe that such litigation will have a material effect on its operating results and financial condition.

     During 1997, the Company entered into a partnership agreement with Private Equity Investors III, L.P. As of December 31, 1999, the Company's unused capital commitment was $5,086,000. Contributions totaling $19,872,000 have been made through December 31, 1999.

     During 1998, the Company entered into a partnership agreement with Sankaty High Yield Asset Partners, L.P. The agreement requires the Company to make capital contributions totaling $2,500,000. Contributions totaling $2,250,000 have been made through December 31, 1999.

     During 1999, the Company entered into a partnership agreement with G2 Opportunity Fund, L.P. The agreement requires the Company to make capital contributions totaling $12,500,000. Contributions totaling $11,515,000 have been made through December 31, 1999.

     During 1999, the Company entered into a partnership agreement with CVC Capital Funding LLC. The agreement requires the Company to make capital contributions totaling $10,000,000. No contributions have been made as of December 31, 1999.

     During 1999, the Company entered into a partnership agreement with Private Equity Investors, IV L.P. The agreement requires the Company to make capital contributions totaling $73,000,000. No contributions have been made as of December 31, 1999.

                           AIG LIFE INSURANCE COMPANY

7. Fair Value of Financial Instruments

     (a) Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" (FASB 107) requires disclosure of fair value information about financial instruments for which it is practicable to estimate such fair value. These financial instruments may or may not be recognized in the balance sheet. In the measurement of the fair value of certain of the financial instruments, quoted market prices were not available and other valuation techniques were utilized. These derived fair value estimates are significantly affected by the assumptions used. FASB 107 excludes certain financial instruments, including those related to insurance contracts.

     The following methods and assumptions were used by the Company in estimating the fair value of the financial instruments presented:

     Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate fair values.

     Fixed maturities: Fair values for fixed maturity securities carried at market value are generally based upon quoted market prices. For certain fixed maturities for which market prices were not readily available, fair values were estimated using values obtained from independent pricing services.

     Equity securities: Fair values for equity securities were based upon quoted market prices.

     Mortgage and policy loans: Where practical, the fair values of loans on real estate were estimated using discounted cash flow calculations based upon the Company's current incremental lending rates for similar type loans. The fair value of the policy loans were not calculated as the Company believes it would have to expend excessive costs for the benefits derived. Therefore, the fair value of policy loans was estimated at carrying value.

     Policyholders' funds on deposit: Fair value of policyholder contract deposits were estimated using discounted cash flow calculations based upon interest rates currently being offered for similar contracts consistent with those remaining for the contracts being valued.

     (b) The fair value and carrying amounts of financial instruments is as follows (in thousands):

                                                                               Fair            Carrying
                                                                               Value            Amount
                                                                            ------------     ------------
         1999
         Cash and short-term investments .................................. $    222,763     $   222,763
         Fixed maturities .................................................    4,702,879       4,702,879
         Equity securities ................................................       51,610          51,610
         Mortgage and policy loans ........................................      994,825         989,068
         Policyholders' funds on deposit .................................. $  4,627,170     $ 4,612,363

         1998
         Cash and short-term investments .................................. $    168,492     $   168,492
         Fixed maturities .................................................    4,238,045       4,238,045
         Equity securities ................................................       21,748          21,748
         Mortgage and policy loans ........................................    1,500,447       1,479,311
         Policyholders' funds on deposit .................................. $  4,554,644     $ 4,472,854

8. Capital Funds

      (a) The maximum stockholder dividend which can be paid without prior regulatory approval is subject to restrictions relating to statutory surplus and statutory net gain from operations. These restrictions limited payment of dividends to $29,805,000 during 1999, however, no dividends were paid during the year.

      (b) The Company's capital funds as determined in accordance with statutory accounting practices was $298,955,000 at December 31, 1999 and $298,047,000 at December 31, 1998. Statutory net income amounted to $23,517,000, $28,789,000 and $35,350,000 for 1999, 1998 and 1997, respectively.

      (c) During 1997, the Company received a $30,000,000 surplus contribution from American International Group Inc., the parent.

                           AIG LIFE INSURANCE COMPANY

8. Capital Funds (continued)

      (d) Statement of Accounting Standards No. 130 "Comprehensive Income" (FASB
130) was adopted by the Company effective January 1, 1998. FASB 130 establishes standards for reporting comprehensive income and its components as part of capital funds. The reclassification adjustments with respect to available for sale securities were $(11,240,000), $(334,000) and $(3,025,000) for December 31,
1999, 1998 and 1997, respectively.

9. Employee Benefits

      (a) The Company participates with its affiliates in a qualified, non-contributory, defined benefit pension plan which is administered by the Parent. All qualified employees who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. Annual funding requirements are determined based on the "projected unit credit" cost method which attributes a pro rata portion of the total projected benefit payable at normal retirement to each year of credited service. Pension expense for current service costs, retirement and termination benefits for the years ended December 31, 1999, 1998 and 1997 were approximately $89,000, $272,000, and $373,000, respectively. The Parent's plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates. The projected benefit obligations exceeded the plan assets at December 31, 1999 by $36,000,000.

      The Parent has adopted a Supplemental Executive Retirement Program (Supplemental Plan) to provide additional retirement benefits to designated executives and key employees. Under the Supplemental Plan, the annual benefit, not to exceed 60 percent of average final compensation, accrues at a percentage of average final pay multiplied for each year of credited service reduced by any benefits from the current and any predecessor retirement plans, Social Security, if any, and from any qualified pension plan of prior employers. The Supplemental Plan also provides a benefit equal to the reduction in benefits payable under the AIG retirement plan as a result of Federal limitations on benefits payable thereunder. Currently, the Supplemental Plan is unfunded.

      (b) The Parent also sponsors a voluntary savings plan for domestic employees (a 401(k) plan), which, during the three years ended December 31, 1999, provided for salary reduction contributions by employees and matching contributions by the Parent of up to 6 percent of annual salary depending on the employees' years of service.

      (c) In addition to the Parent's defined benefit pension plan, the Parent and its subsidiaries provide a post-retirement benefit program for medical care and life insurance. Eligibility in the various plans is generally based upon completion of a specified period of eligible service and reaching a specified age.

      (d) The Parent applies APB Opinion 25 "Accounting for Stock issued to Employees" and related interpretations in accounting for its stock-based compensation plans. Employees of the Company participate in certain stock option and stock purchase plans of the Parent. In general, under the stock option plan, officers and other key employees are granted options to purchase AIG common stock at a price not less than fair market value at the date of grant. In general, the stock purchase plan provides for eligible employees to receive privileges to purchase AIG common stock at a price equal to 85% of the fair market value on the date of grant of the purchase privilege. The Parent has not recognized compensation costs for either plan. The effect of the compensation costs, as determined consistent with FASB 123, was not computed on a subsidiary basis, but rather on a consolidated basis for all subsidiaries of the Parent and therefore are not presented herein.

                           AIG LIFE INSURANCE COMPANY

10. Leases

     (a) The Company occupies leased space in many locations under various long-term leases and has entered into various leases covering the long-term use of data processing equipment. At December 31, 1999, the future minimum lease payments under operating leases were as follows (in thousands):

          Year                                                       Payment
          ----                                                       -------
         2000...................................................    $  4,714
         2001...................................................       4,250
         2002...................................................       3,773
         2003...................................................       3,451
         2004...................................................       1,831
         Remaining years after 2004.............................          --
                                                                     -------
         Total..................................................     $18,019
                                                                     =======

     Rent expense approximated $4,983,000, $4,450,000, and $3,881,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

11. Reinsurance

     (a) The Company reinsures portions of its life and accident and health insurance risks with unaffiliated companies. Life insurance risks are reinsured primarily under coinsurance and yearly renewable term treaties. Accident and health insurance risks are reinsured primarily under coinsurance, excess of loss and quota share treaties. Amounts recoverable from reinsurers are estimated in a manner consistent with the assumptions used for the underlying policy benefits and are presented as a component of reinsurance assets. A contingent liability exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements.

     The Company also reinsures portions of its life and accident and health insurance risks with affiliated companies (see Note 12). The effect of all reinsurance contracts, including reinsurance assumed, is as follows (in thousands, except percentages):

                                                                                                                          Percentage
                                                                                                                          of Amount
                                                                                                                           Assumed
                                                        Gross              Ceded           Assumed             Net          to Net
                                                     -----------        -----------        --------        -----------    ----------
  December 31, 1999
  Life Insurance in Force ...................        $55,097,927        $19,275,199        $850,313        $36,673,041        2.3%
                                                     ===========        ===========        ========        ===========
      Premiums:
        Life ................................            241,419             52,217           2,449            191,651        1.3%
        Accident and Health .................            210,592            112,162         171,794            270,224       63.6%
        Annuity .............................            251,045                 --              --            251,045        --
                                                     -----------        -----------        --------        -----------
  Total Premiums ............................        $   703,056        $   164,379        $174,243        $   712,920       24.4%
                                                     ===========        ===========        ========        ===========
  December 31, 1998
  Life Insurance in Force ...................        $53,884,853        $19,921,930        $896,285        $34,859,208        2.6%
                                                     ===========        ===========        ========        ===========
      Premiums:
        Life ................................            184,487             54,134           2,022            132,375        1.5%
        Accident and Health .................            155,199             82,614         142,878            215,463       66.3%
        Annuity .............................            269,126                 --              --            269,126        --
                                                     -----------        -----------        --------        -----------
  Total Premiums ............................        $   608,812        $   136,748        $144,900        $   616,964       23.5%
                                                     ===========        ===========        ========        ===========


                           AIG LIFE INSURANCE COMPANY

11.  Reinsurance (continued)

  December 31, 1997
  Life Insurance in Force ...................        $52,183,971        $18,779,228        $935,975        $34,340,718        2.7%
    Premiums:
      Life ..................................            200,926             67,350           2,389            135,965        1.8%
      Accident and Health ...................            118,663             59,550         115,573            174,686       66.2%
      Annuity ...............................            126,999                 --              --            126,999         --

  Total Premiums ............................        $   446,588        $   126,900        $117,962        $   437,650       27.0%

     (b) The maximum amount retained on any one life by the Company is $1,000,000.

     (c) Reinsurance recoveries, which reduced death and other benefits, approximated $147,882,000, $111,580,000, and $100,029,000, respectively, for each of the years ended December 31, 1999, 1998 and 1997.

     The Company's reinsurance arrangements do not relieve the Company from its direct obligation to its insureds.

12. Transactions with Related Parties

     (a) The Company is party to several reinsurance agreements with its affiliates covering certain life and accident and health insurance risks. Premium income and commission ceded for 1999 amounted to $1,194,000 and $1,000, respectively. Premium income and commission ceded for 1998 amounted to $1,237,000 and $1,000, respectively. Premium income and commission ceded to affiliates amounted to $1,251,000 and $1,000 for the year ended December 31, 1997. Premium income and ceding commission expense assumed from affiliates aggregated $158,579,000 and $31,710,000, respectively, for 1999, compared to $131,771,000 and $31,584,000, respectively, for 1998, and $110,529,000 and
$24,853,000, respectively for 1997.

     (b) The Company is party to several cost sharing agreements with its affiliates. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. For the years ended December 31, 1999, 1998 and 1997, the Company was charged $38,845,000, $40,417,000 and
$37,846,000, respectively, for expenses attributed to the Company but incurred by affiliates. During the same period, the Company received reimbursements from affiliates aggregating $20,604,000, $23,132,000 and $18,134,000, respectively, for costs incurred by the Company but attributable to affiliates.

     (c) During 1997, a reinsurance agreement covering certain annuity policies was terminated. Upon cancellation, assets totaling $164,895,000 were transferred to the Company from Delaware American Life Insurance Company.

                                     PART C
                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits.

(a)    Financial Statements

       Audited statements of AIG Life Insurance Company for the year ended December 31, 1999, are included in Part B of the registration statement.

(b)    Exhibits

       (1) Certificate of Resolution for AIG Life Insurance Company dated June 5, 1986, authorizing the issuance and sale of variable and fixed annuity contracts*

       (2)    N/A

       (3)(a) Principal Underwriter's Agreement between AIG Life Insurance Company and American International Fund Distributors dated August 1, 1988*
          (b) Broker/Dealer Agreement between AIG Life Insurance Company and American International Fund Distributors dated August 1, 1988*
          (c) Selling Agreement between AIG Life Insurance Company, American International Life Assurance Company of New York, and AIG Equity Sales Corporation dated October 1998*
          (d) Distribution Agreement between AIG Life Insurance Company, American International Life Assurance Company of New York, and Alliance Fund Distributors dated June 11, 1991*
          (e) Buy Sell Agreement between AIG Life Insurance Company and Alliance Variable Products Series Fund and Alliance Capital Management, L.P. dated June 11, 1991*

       (4)(a) Form of Individual Variable Annuity Single Purchase Payment Policy (45648 - 4/87)*
          (b) Form of Individual Variable Annuity Policy (11VAN0896)*
          (c) Form of Group Variable Annuity Policy (11VAN0896GP)*
          (d) Form of Variable Annuity Certificate of Coverage (16VAN0896)*
          (e) Form of Group Variable Annuity Policy (11GVAN999) and Certificate (16GVAN999)*****
          (f) Form of Individual Variable Annuity Policy (11NLVAN100) *****
          (g) Form of Group Immediate Variable Annuity Contract (filed electronically herewith)
          (h) Single Premium Immediate Variable Annuity Certificate (filed electronically herewith)
          (i) Certificate Schedule and annuity options (filed electronically herewith)

       (5)(a) Form of variable annuity application (14VAN897)*
          (b) Form of Flexible Variable Annuity application (56778 11/96)*
          (c) Form of Single Variable Annuity application (52970 11/96)*
          (d) Form of Group Variable Annuity application (56451 11/96)*
          (e) Form of Enrollment Form (filed electronically herewith)

       (6)(a) By-Laws of AIG Life Insurance Company as amended through December 31, 1991*
          (b) Certificate of Incorporation of AIG Life Insurance Company dated December 31, 1991*
          (c) Restated Certificate of Incorporation of AIG Life Insurance Company dated December 31, 1991*
          (d) Restated By-Laws of AIG Life Insurance Company dated March 2000.##

       (7)    N/A

       (8) Delaware Valley Financial Services, Inc. Administrative Agreement, appointing Delaware Valley Financial Services, Inc. by AIG Life Insurance Company and American International Life Assurance Company of New York, dated October 1, 1986*

       (9)    Opinion and Consent of Counsel (filed electronically herewith)

      (10)(a) Consent of Jorden Burt Boros Cicchetti Berenson & Johnson LLP (filed electronically herewith)
          (b) Consent of Independent Accountants (filed electronically herewith)

      (11)    N/A

      (12)    N/A

      (13)    Performance Data #

      (14)(a) Powers of Attorney **
          (b) Power of Attorney ***
          (c) Power of Attorney ****
          (d) Power of Attorney *****

* Incorporated by reference to Registrant's Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 (File No. 33-39171) filed on October 27, 1998.

** Incorporated by reference to Registrant's Post-Effective Amendment No. 2 to the Registration Statement on Form S-6 (File No. 33-90684) filed on May 1, 1997.

*** Incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-85573) filed on October 15, 1999.

**** Incorporated by reference to Registrant's Registration Statement on Form N-4 (File No. 333-93709) filed on December 28, 1999.

***** Incorporated by reference to Registrant's Initial filing on Form N-4 (File No. 333-31972) filed on March 8, 2000

# Incorporated by reference to Registrant's Post-Effective Amendment No. 3 to Form N-4 (File No. 33-39171) filed on May 1, 1993.

## Incorporated by reference to Registrant's Post-Effective Amendment No. 15 to Form N-4 (File No. 33-39171) filed on April 28, 2000.

Item 25. Directors and Officers of the Depositor.

The following are the Principal Officers and Directors of the Company:

Name and Principal                 Position and Offices
Business Address                   with  the Company

Michele L. Abruzzo(2)              Director, Sr. Executive Vice President

James A. Bambrick(2)               Senior Vice President

Paul S. Bell(3)                    Director, Sr.Vice President, Chief Actuary

Maurice R. Greenberg(1)            Director

Jeffrey M. Kestenbaum(2)           Executive Vice President

Edward E. Matthews(1)              Director,  Senior Vice
                                   President - Finance

Jerome T. Muldowney(4)             Director, Sr. Vice President - Domestic
                                   Investments

Robinson Kendall Nottingham(3)     Director, Chairman of the Board

John Oehmke(3)                     Chief Financial Officer, Vice President

Nicholas A. O'Kulich(1)            Director, Vice  Chairman, Treasurer

Howard Ian Smith(1)                Director

Edmund Sze-Wing Tse(1)             Director

Elizabeth M. Tuck(1)               Secretary - Corporate

Kenneth D. Walma(3)                Vice President, General Counsel

Gerald W. Wyndorf(2)               Director, Chief Executive Officer, President

      (1)   Business address is: 70 Pine Street, New York, New York 10270
      (2)   Business address is: 80 Pine Street, New York, New York 10005
      (3) Business address is: One Alico Plaza, 600 King Street Wilmington, DE 19801
      (4)   Business address is: 175 Water Street, New York, New York 10038

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Incorporated by reference to the Form 10-K, Exhibit 21 filed by American International Group (parent of registrant) for the year ended December 31, 1999.

Item 27.  Number of Contractowners

Not applicable.

Item 28. Indemnification

Incorporated by reference to Principal Underwriter's Agreement between AIG Life Insurance Company and American International Fund Distributors, dated August 1, 1988, and filed electronically on October 27, 1998 as an exhibit to post-effective amendment no. 12 to the registration statement on Form N-4 (File No. 33-39171).

Item 29. Principal Underwriter

(a) AIG Equity Sales Corp., the principal underwriter for Variable Account I, also acts as the principal underwriter for other separate accounts of the Depositor, and for the separate accounts of American International Life Assurance Company of New York, an affiliated company.

(b) The following information is provided for each director and officer of the principal underwriter:

                                              Positions and Offices
      Name and Principal Business Address*    with Underwriter
      ------------------------------------    ----------------

      Michele L. Abruzzo                      Director
      Kevin Clowe                             Director
      Ernest T. Patrikis                      Director

      Walter R. Josiah                        Director and President
      Ronald Alan Latz                        Director, Vice President and
                                              Financial Operations Principal
      Jerome Thomas Muldowney                 Director
      Helen Stefanis                          Director
      Martinnette J. Witrick                  Vice President and Compliance
                                              Officer
      Kenneth F. Judkowitz                    Vice President
      Elizabeth M. Tuck                       Secretary

        *Business address is 70 Pine Street, New York, New York 10270.

(c)                   Net
      Name of         Underwriting     Compensation
      Principal       Discounts and    on             Brokerage
      Underwriter     Commission       Redemption     Commissions   Compensation
      -----------     ----------       ----------     -----------   ------------

      AIG Equity           $0                $0           $0             $0
      Sales Corp.

Item 30. Location of Accounts and Records.

Kenneth F. Judkowitz, Assistant Vice President of AIG Life Insurance Company, whose address is 70 Pine Street, New York, New York 10270, maintains physical possession of the accounts, books, or documents of Variable Account I required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

Item 31. Management Services.

Not applicable.

Item 32. Undertakings

(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Registrant represents that in connection with 403(b) Plans, it is relying on the November 28, 1988 no-action letter issued by the SEC to the American Council of Life Insurance.

(e) Registrant and Depositor represents that the fees and charges deducted under the contracts offered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the company.

                                   SIGNATURES

      As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Wilmington, and State of Delaware on this 8th day of November, 2000.


                                       Variable Account I
                                       By: AIG Life Insurance Company


                                       By: /s/ Kenneth D. Walma
                                           -------------------------------------
                                           Kenneth D. Walma,
                                           Vice President and General Counsel


                                       AIG Life Insurance Company


                                       By: /s/ Kenneth D. Walma
                                           -------------------------------------
                                           Kenneth D. Walma,
                                           Vice President and General Counsel

      As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                        Title                         Date
---------                        -----                         ----


Michele L. Abruzzo*              Senior Executive Vice         November 8, 2000
----------------------------     President, Director
Michele L. Abruzzo


Paul S. Bell*                    Chief Actuary, Senior         November 8, 2000
----------------------------     Vice President, Director
Paul S. Bell


M.R. Greenberg*                  Director                      November 8, 2000
----------------------------
M.R. Greenberg


Edward. E. Matthews*             Senior Vice President,        November 8, 2000
----------------------------     Director
Edward E. Matthews


Jerome T. Muldowney*             Senior Vice President,        November 8, 2000
----------------------------     Director
Jerome T. Muldowney


Robinson Kendall Nottingham*     Chairman of the Board         November 8, 2000
----------------------------     of Directors, Director
Robinson Kendall Nottingham

John Oehmke*                     Vice President                November 8, 2000
---------------------------      Chief Financial Officer
John Oehmke

Nicholas A. O'Kulich*            Vice Chairman, Treasurer,     November 8, 2000
----------------------------     Director
Nicholas A. O'Kulich


Howard I. Smith*                 Director                      November 8, 2000
----------------------------
Howard I. Smith


Edmund Sze-Wing Tse*             Director                      November 8, 2000
----------------------------
Edmund Sze-Wing Tse


Elizabeth M. Tuck                Secretary                     November 8, 2000
----------------------------
Elizabeth M. Tuck


Gerald W. Wyndorf*               Director                      November 8, 2000
----------------------------
Gerald W. Wyndorf


*By: /s/ Kenneth D. Walma
     -----------------------
     Kenneth D. Walma,
     Attorney in Fact

                                INDEX TO EXHIBITS

       4.(g) Form of Group Immediate Variable Annuity Contract

         (h) Single Premium Immediate Variable Annuity Certificate

         (i) Certificate Schedule and annuity options

       5.(e) Form of Enrollment Form

       9.    Opinion and Consent of Counsel

       10.(a) Consent of Jorden Burt Boros Cicchetti Berenson & Johnson LLP

       10.(b) Consent of Independent Accountants